

2026 Proxy Statement

Cover:

Close-up image of an IonQ quantum chip, manufactured using standard semiconductor facilities and processes, which is at the center of our Quantum Processor Units (QPUs).



**4505 Campus Drive
College Park, Maryland 20740**

NOTICE OF 2026 ANNUAL MEETING OF STOCKHOLDERS

To Be Held on June 16, 2026 at 12:00 PM Eastern Time

April 30, 2026

Dear Fellow Stockholders:

We are pleased to invite you to attend the 2026 Annual Meeting of Stockholders of IonQ, Inc., which we refer to as the Annual Meeting. The Annual Meeting will be held by virtual meeting format only on Tuesday, June 16, 2026 at 12:00 PM, Eastern time, for the following purposes:

1. To elect the two nominees named in the accompanying Proxy Statement to our Board of Directors, to serve until our 2029 Annual Meeting of Stockholders and until a successor is duly elected and qualified or until earlier resignation or removal;

2. To ratify the selection of Ernst & Young LLP, or EY, as our independent registered public accounting firm for 2026;

3. To approve a non-binding advisory resolution approving the compensation of our named executive officers in 2025; and

4. To transact any other business that may properly be brought before the Annual Meeting or any adjournments or postponements thereof.

You will be able to attend the Annual Meeting virtually by visiting www.proxydocs.com/IONQ, where you will be able to listen to the meeting live, submit questions and vote online. The Annual Meeting will be a completely virtual meeting of stockholders. You will not be able to attend the Annual Meeting in person. As described in more detail in the accompanying Proxy Statement, our Board of Directors believes that holding a virtual meeting facilitates attendance, increases participation and communication and offers significant time and cost savings to us and our stockholders and therefore has chosen this over an in-person meeting.

As of the date of this letter, we have not received notice of any matters, other than those set forth above, that may properly be presented at the Annual Meeting. If any other matters are properly presented for consideration at the Annual Meeting, the persons named as proxies on the Proxy Card are authorized to vote the shares represented by proxy, or otherwise to act, on those matters in accordance with their judgment.

Your vote is important. Whether or not you attend the Annual Meeting, it is important that your shares be represented and voted at the Annual Meeting. Therefore, we urge you to vote and submit your proxy promptly via the Internet, telephone or mail.

On behalf of our Board of Directors, we would like to express our appreciation for your continued support of and interest in IonQ.

Very truly yours,

Paul T. Dacier
Chief Administrative Officer, Chief Legal Officer and Corporate Secretary

IONQ, INC.
4505 Campus Drive
College Park, Maryland 20740

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Time and Date	12:00 PM, Eastern time, on Tuesday, June 16, 2026
Place	The Annual Meeting will be conducted virtually only by live audio webcast. You will be able to attend the Annual Meeting virtually by visiting www.proxydocs.com/IONQ, where you will be able to listen to the meeting live, submit questions and vote online during the meeting.

Items of Business

- To elect two Class II directors to hold office until our 2029 Annual Meeting of Stockholders and until a successor is duly elected and qualified or until earlier resignation or removal.

- To ratify the appointment of EY as our independent registered public accounting firm for 2026.

- To approve, on an advisory basis, the compensation of our named executive officers in 2025

- Any other business that may properly be brought before the Annual Meeting or any adjournments or postponements thereof

Record Date	April 17, 2026
	Only stockholders of record as of April 17, 2026 are entitled to notice of and to vote at the Annual Meeting.
Availability of Proxy Materials	*The Notice of Internet Availability of Proxy Materials containing instructions on how to access our Proxy Statement, Notice of Annual Meeting, Proxy Card and Annual Report, is first being sent or given on or about April 30, 2026 to all stockholders entitled to vote at the Annual Meeting.*
	The proxy materials and our Annual Report can be accessed by visiting www.proxydocs.com/IONQ.
Voting	**Your vote is important**. Whether or not you plan to attend the Annual Meeting, we urge you to submit your proxy or voting instructions via the Internet, telephone or mail as soon as possible.

By order of the Board of Directors,

Paul T. Dacier
Chief Administrative Officer, Chief Legal Officer and
Corporate Secretary
College Park, Maryland
April 30, 2026

TABLE OF CONTENTS

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IONQ, INC.

PROXY STATEMENT

FOR THE 2026 ANNUAL MEETING OF STOCKHOLDERS
To be held at 12:00 PM, Eastern time, on Tuesday, June 16, 2026

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire Proxy Statement carefully. The words "IonQ," "we," the "Company," "us" and "our" refer to IonQ, Inc., a Delaware corporation, and its subsidiaries.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND OUR ANNUAL MEETING

Why am I receiving these materials?

This Proxy Statement and Proxy Card are furnished in connection with the solicitation of proxies by our Board of Directors, which we refer to as the Board, for use at the 2026 Annual Meeting of Stockholders of IonQ, Inc., a Delaware corporation, and any postponements, adjournments or continuations thereof. The Annual Meeting will be held on Tuesday, June 16, 2026 at 12:00 PM, Eastern time. The Annual Meeting will be conducted virtually only by live audio webcast. You will be able to attend the Annual Meeting virtually by visiting www.proxydocs.com/IONQ, where you will be able to listen to the meeting live, submit questions and vote online during the meeting. Stockholders can go to www.proxydocs.com/IONQ to register to attend the virtual meeting. Stockholders who register to attend will receive an email containing a link to the virtual meeting one hour prior to the meeting start time.

The Notice of Internet Availability of Proxy Materials, or Notice of Internet Availability, containing instructions on how to access this Proxy Statement, the accompanying Notice of Annual Meeting and Proxy Card, and our Annual Report, is first being sent or given on or about April 30, 2026, to all stockholders of record as of April 17, 2026. The proxy materials and our Annual Report can be accessed by visiting www.proxydocs.com/IONQ. If you receive a Notice of Internet Availability, then you will not receive a printed copy of the proxy materials or our Annual Report in the mail unless you specifically request these materials. Instructions for requesting a printed copy of the proxy materials and our annual report are set forth in the Notice of Internet Availability.

What proposals will be voted on at the Annual Meeting?

The following proposals will be voted on at the Annual Meeting:

- The election of two Class II directors to hold office until our 2029 Annual Meeting of Stockholders and until a successor is duly elected and qualified or until earlier resignation or removal;

- The ratification of the appointment of EY as our independent registered public accounting firm for 2026;

- To approve, on an advisory basis, the compensation of our named executive officers in 2025; and

- To transact any other business that may properly be brought before the Annual Meeting or any adjournments or postponements thereof.

As of the date of this Proxy Statement, we are not aware of any other matters to be presented at the Annual Meeting.

How does the Board recommend that I vote on these proposals?

Our Board recommends that you vote your shares:

- "FOR" the election of each Class II director nominee named in this Proxy Statement;

- "FOR" the ratification of the appointment of EY as our independent registered public accounting firm for 2026; and

- "FOR" the approval, on an advisory basis, of the compensation of our named executive officers in 2025.

Who is entitled to vote at the Annual Meeting?

Holders of our common stock as of the close of business on April 17, 2026, the record date for the Annual Meeting, may vote at the Annual Meeting. As of the record date, there were 373,221,940 shares of our common stock outstanding. Each share of common stock is entitled to one vote on each matter properly brought before the Annual Meeting. Stockholders are not permitted to cumulate votes with respect to the election of directors.

Stockholders of Record. If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, then you are considered the stockholder of record with respect to those shares, and we sent the Notice of Internet Availability directly to you. As a stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the Proxy Card or to vote on your own behalf at the Annual Meeting. Throughout this Proxy Statement, we refer to these holders as "stockholders of record."

Street Name Stockholders. If your shares are held in a brokerage account or by a broker, bank or other nominee, then you are considered the beneficial owner of shares held in street name, and the Notice of Internet Availability was forwarded to you by your broker, bank or other nominee, which is considered the stockholder of record with respect to those shares. As a beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote the shares held in your account by following the instructions that your broker, bank or other nominee sent to you. Throughout this proxy statement, we refer to these holders as "street name stockholders."

Is there a list of registered stockholders entitled to vote at the Annual Meeting?

A list of registered stockholders entitled to vote at the Annual Meeting will be made available for examination by any stockholder for any purpose germane to the Annual Meeting for a period of at least 10 days before the meeting during ordinary business hours, at our principal executive offices located at 4505 Campus Drive, College Park, Maryland 20740 by contacting our Corporate Secretary.

What are the effects of abstentions and broker non-votes?

An abstention represents a stockholder's affirmative choice to decline to vote on a proposal. If a stockholder indicates on his, her or its Proxy Card a desire to abstain from voting, or if a broker, bank or other nominee causes abstentions to be recorded for shares, these shares will be considered present and entitled to vote at the Annual Meeting. Where approval of a proposal requires the affirmative vote of the holders of a majority of the voting power of the shares cast affirmatively or negatively thereon, abstentions will be considered for the purposes of establishing a quorum at the Annual Meeting but will not be considered as votes cast for or against the proposal (Proposals No. 2 and No. 3). Also, because the outcome of Proposal No. 1 (election of directors) will be determined by a plurality vote, abstentions will have no impact on the outcome of such proposal as long as a quorum exists.

Broker non-votes occur when a bank, broker or other nominee (i.e., the record holder) has not received voting instructions from the beneficial owner on a matter for which the record holder does not have discretionary power to vote. Broker non-votes will be counted for purposes of calculating whether a quorum is present at the Annual Meeting but will not be counted for purposes of determining the number of votes cast on a proposal. Therefore, a broker non-vote will make a quorum more readily attainable but will not otherwise affect the outcome of the vote on any of the proposals.

How many votes are needed for approval of each proposal?

- *Proposal No. 1*: Each director is elected by a plurality of the shares present or represented by proxy at the Annual Meeting and entitled to vote on the election of directors. A plurality means that the nominee with the largest number of FOR votes is elected as a director. You may (1) vote FOR the election of each of the director nominees named herein or (2) WITHHOLD authority to vote for each such director nominee. Because the outcome of this proposal will be determined by a plurality vote, any shares not voted FOR a particular nominee, whether as a result of choosing to WITHHOLD authority to vote or a broker non-vote, will have no effect on the outcome of the election.

- *Proposal No. 2*: The ratification of the appointment of EY as our independent registered public accounting firm for 2026 requires the affirmative vote of a majority of the votes cast FOR or AGAINST this proposal at the Annual Meeting. You may vote FOR or AGAINST this proposal, or you may indicate that you wish to ABSTAIN from voting on this proposal. Abstentions will be counted for purposes of determining the presence or absence of a quorum at the Annual Meeting but will not be counted as votes cast FOR or AGAINST this proposal and will have no effect on the outcome of this proposal. Because this is a routine proposal, we do not expect broker non-votes on this proposal.

- *Proposal No. 3*: The approval, on an advisory basis, of the compensation of our named executive officers in 2025 requires the affirmative vote of a majority of the votes cast FOR this proposal at the Annual Meeting. You may vote FOR or AGAINST this proposal, or you may indicate that you wish to ABSTAIN from voting on this proposal. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum at the Annual Meeting but will not be counted as votes cast FOR or AGAINST this proposal and will have no effect on the outcome of this proposal. Because this proposal is an advisory vote, the result will not be binding on us or our Board. Our Board and its Compensation Committee will consider the outcome of the vote when determining named executive officer compensation.

What is the quorum requirement for the Annual Meeting?

A quorum is the minimum number of shares required to be present or represented at the Annual Meeting for the meeting to be properly held under our Amended and Restated Bylaws and applicable Delaware law. The presence online or representation by proxy of one-third of the shares of our common stock issued and outstanding and entitled to vote at the Annual Meeting will constitute a quorum to transact business at the Annual Meeting. Abstentions, "withhold" votes and broker non-votes are counted as present and entitled to vote for purposes of determining a quorum. If there is no quorum, the chairperson of the meeting, or the holders of a majority of the shares present at the Annual Meeting or represented by proxy, may adjourn the meeting to another time or place.

How do I vote and what are the voting deadlines?

Stockholder of Record. If you are a stockholder of record, you may vote in one of the following ways:

- By Internet at www.proxydocs.com/IONQ, at any time, until 11:59 PM, Eastern time, on June 15, 2026 (have your Notice of Internet Availability or Proxy Card in hand when you visit the website);

- By toll-free telephone at (866) 491-3176, at any time, until 11:59 PM, Eastern time, on June 15, 2026 (have your Notice of Internet Availability or Proxy Card in hand when you call);

- By completing, signing and mailing your Proxy Card (if you received printed proxy materials), which must be received by 11:59 PM, Eastern time, on June 15, 2026; or

- By attending the Annual Meeting virtually by visiting www.proxydocs.com/IONQ, where you may vote during the meeting (have your Notice of Internet Availability or Proxy Card in hand when you visit the website). All votes must be received by the independent inspector of elections before the polls close during the meeting.

Street Name Stockholders. If you are a street name stockholder, then you will receive voting instructions from your broker, bank or other nominee. The availability of Internet and telephone voting options will depend on the voting process of your broker, bank or other nominee. We therefore recommend that you follow the voting instructions in the materials you receive. If your voting instruction form or Notice of Internet Availability of Proxy Materials indicates that you may vote your shares through the proxydocs.com website, then you may vote those shares at the Annual Meeting with the control number indicated on that voting instruction form or Notice of Internet Availability of Proxy Materials. Otherwise, you may not vote your shares at the Annual Meeting unless you obtain a legal proxy from your broker, bank or other nominee.

What if I do not specify how my shares are to be voted or fail to provide timely directions to my broker, bank or other nominee?

Stockholder of Record. If you are a stockholder of record and you submit a proxy, but you do not provide voting instructions, your shares will be voted:

- "FOR" the election of each Class II director nominee named in this Proxy Statement;

- "FOR" the ratification of the appointment of EY as our independent registered public accounting firm for 2026; and

- "FOR" the approval, on an advisory basis, of the compensation of our named executive officers in 2025.

In addition, if any other matters are properly brought before the Annual Meeting, the persons named as proxies will be authorized to vote or otherwise act on those matters in accordance with their judgment.

Street Name Stockholders. Brokers, banks and other nominees holding shares of common stock in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker, bank or other nominee will have discretion to vote your shares on our sole routine matter, the proposal to ratify the appointment of EY as our independent registered public accounting firm for 2026. Your broker, bank or other nominee will not have discretion to vote on any other proposals, which are considered non-routine matters, absent direction from you.

If your broker, bank or other nominee votes your shares on our sole routine matter, but is not able to vote your shares on the non-routine matters, then those shares will be treated as broker non-votes with respect to the non-routine proposals. Accordingly, if you own shares through a nominee, such as a broker or bank, please be sure to instruct your nominee how to vote to ensure that your shares are counted on each of the proposals.

Can I change my vote or revoke my proxy?

Stockholder of Record. If you are a stockholder of record, you can change your vote or revoke your proxy before the Annual Meeting by:

- Entering a new vote by Internet or telephone (subject to the applicable deadlines for each method as set forth above);

- Completing and returning a later-dated Proxy Card, which must be received by 11:59 PM, Eastern time, on June 15, 2026;

- Delivering a written notice of revocation to our Corporate Secretary at IonQ, Inc., 4505 Campus Drive, College Park, Maryland 20740, Attention: Corporate Secretary, which must be received by 11:59 PM, Eastern time, on June 15, 2026; or

- Attending and voting at the Annual Meeting (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

Street Name Stockholders. If you are a street name stockholder, then your broker, bank or other nominee can provide you with instructions on how to change or revoke your proxy.

What do I need to do to attend the Annual Meeting?

We will be hosting the Annual Meeting by live audio webcast only.

Stockholder of Record. If you were a stockholder of record as of the record date, then you may attend the Annual Meeting virtually, and will be able to submit your questions during the meeting and vote your shares electronically during the meeting by visiting www.proxydocs.com/IONQ. Stockholders can go to www.proxydocs.com/IONQ to register to attend the virtual meeting. To attend and participate in the Annual Meeting, you will need the control number included on your Notice of Internet Availability or Proxy Card. The Annual Meeting live audio webcast will begin promptly at 12:00 PM, Eastern time. We encourage you to access the meeting before the start time. Online check-in will begin at 11:45 AM, Eastern time, and you should allow ample time for the check-in procedures.

Street Name Stockholders. If you were a street name stockholder as of the record date and your voting instruction form or Notice of Internet Availability of Proxy Materials indicates that you may vote your shares through the proxydocs.com website, then you may access and participate in the Annual Meeting with the control number indicated on that voting instruction form or Notice of Internet Availability of Proxy Materials. Otherwise, street name stockholders should contact their bank, broker or other nominee and obtain a legal proxy in order to be able to attend and participate in the Annual Meeting.

How can I submit a question during the Annual Meeting?

If you want to submit a question during the Annual Meeting, you may do so when you register to attend the Annual Meeting at *www.proxydocs.com/IONQ* using the control number provided in the Notice and typing your question in the appropriate box in the registration form. Stockholders are permitted to submit questions that are in compliance with the meeting rules of conduct provided on the virtual meeting website and subject to a limit of one question per stockholder. We will answer as many questions submitted in accordance with the meeting rules of conduct as possible in the time allotted for the meeting. Only questions that are relevant to an agenda item to be voted on by stockholders will be answered.

How can I get help if I have trouble checking in or listening to the Annual Meeting online?

We encourage you to access the Annual Meeting before it begins. If you encounter difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting log-in page.

What is the effect of giving a proxy?

A proxy is your legal designation of another person to vote the stock you own at the Annual Meeting. The person you designate is your "proxy," and you give your proxy authority to vote your shares by voting by telephone or over the Internet, or if you requested to receive a printed copy of the proxy materials, by submitting the Proxy Card. Proxies are solicited by and on behalf of the Board. Inder M. Singh, our Chief Financial Officer, or CFO, and Chief Operating Officer, or COO, and Paul T. Dacier, our Chief Administrative Officer, or CAO, Chief Legal Officer, or CLO, and Corporate Secretary, have been designated as proxy holders for the Annual Meeting by the Board. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If the proxy is dated and signed, but no specific instructions are given, the shares will be voted in accordance with the recommendations of the Board on the proposals as described above. If any other matters are properly brought before the Annual Meeting, then the proxy holders will use their own judgment to determine how to vote your shares. If the Annual Meeting is postponed or adjourned, then the proxy holders can vote your shares on the new meeting date, unless you have properly revoked your proxy, as described above.

Who will count the votes?

A representative of BetaNXT's Mediant will tabulate the votes and act as inspector of election.

How can I contact IonQ's transfer agent?

You may contact our transfer agent, Continental Stock Transfer & Trust Company, by telephone at (800) 509-5586, or by writing Continental Stock Transfer & Trust Company at 1 State Street, 30th Floor, New York, New York 10004-1561. You may also access instructions with respect to certain stockholder matters (e.g., change of address) by Internet at https://continentalstock.com.

How are proxies solicited for the Annual Meeting and who is paying for such solicitation?

The Board is soliciting proxies for use at the Annual Meeting by means of the proxy materials. We will bear the entire cost of proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the proxy materials. Copies of solicitation materials will also be made available upon request to brokers, banks and other nominees to forward to the beneficial owners of the shares held of record by such brokers, banks or other nominees. We have retained Innisfree M&A Incorporated to assist with the solicitation of proxies and provide related advice and informational support in connection with the Annual Meeting. We have agreed to pay them a non-refundable fee of $25,000, plus variable amounts for additional proxy solicitation services and reasonable out-of-pocket expenses incurred by them. The original solicitation of proxies may be supplemented by solicitation by telephone, electronic communications or other means by our directors, officers or employees. No additional compensation will be paid to these individuals for any such services, although we may reimburse such individuals for their reasonable out-of-pocket expenses in connection with such solicitation.

Where can I find the voting results of the Annual Meeting?

We will disclose voting results on a Current Report on Form 8-K that we will file with the U.S. Securities and Exchange Commission, or SEC, within four business days after the meeting. If final voting results are not available to us in time to file a Form 8-K, we will file a Form 8-K to publish preliminary results and will provide the final results in an amendment to the Form 8-K as soon as they become available.

Why did I receive a Notice of Internet Availability instead of a full set of proxy materials?

In accordance with the rules of the SEC, we have elected to furnish our proxy materials, including this Proxy Statement and our Annual Report, primarily electronically. As a result, we are mailing to our stockholders a Notice of Internet Availability instead of a paper copy of the proxy materials. The Notice of Internet Availability contains instructions on how to access our proxy materials on the Internet, how to vote on the proposals, how to request printed copies of the proxy materials and our Annual Report and how to request to receive all future proxy materials in printed form by mail or electronically by email. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet to help reduce our costs and the environmental impact of our annual meetings.

What does it mean if I receive more than one Notice of Internet Availability or more than one set of printed proxy materials?

If you receive more than one Notice of Internet Availability or more than one set of printed proxy materials, then your shares may be registered in more than one name or are registered in different accounts. Please follow the voting instructions on each Notice of Internet Availability or each set of printed proxy materials, as applicable, to ensure that all of your shares are voted.

Why is IonQ conducting the Annual Meeting as an exclusively virtual, online meeting?

This is the fifth year we have conducted an exclusively virtual annual meeting. Our virtual annual meetings afford each stockholder equivalent or greater rights and opportunities to participate in our annual meetings than at an in-person meeting; for example, the virtual format allows stockholders to communicate with us before and during the meeting so that they can ask questions of our Board or management. At the same time, we believe that holding the Annual Meeting solely on the Internet facilitates stockholder attendance and increases shareholder participation and communication by enabling each stockholder to interact with us fully and equally, in real time, from any location around the world at no cost. A virtual annual meeting also makes it possible for more stockholders (regardless of the size of their holdings or their resources or physical location) to have direct access to information more quickly while offering us and our stockholders significant time and cost savings. We are aware of members of the investor community who believe that virtual annual meetings do not present sufficient opportunities for stockholders to interact with directors and management. While we are not aware of any of our stockholders having concern about our virtual meetings, our Board intends to carefully review and consider any stockholder feedback that it does receive on this topic.

I share an address with another stockholder, and we received only one copy of the Notice of Internet Availability or Proxy Statement and Annual Report. How may I obtain an additional copy of the Notice of Internet Availability or Proxy Statement and Annual Report?

We have adopted a procedure approved by the SEC called "householding," under which we can deliver a single copy of the Notice of Internet Availability and, if applicable, the Proxy Statement and Annual Report, to multiple stockholders who share the same address unless we receive contrary instructions from one or more stockholders. This procedure reduces our printing and mailing costs. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, we will deliver promptly a separate copy of the Notice of Internet Availability and, if applicable, the Proxy Statement and Annual Report to any stockholder at a shared address to which we delivered a single copy of these documents. To receive a separate copy, or, if you are receiving multiple copies, to request that we only send a single copy of next year's Notice of Internet Availability or Proxy Statement and Annual Report, as applicable, you may contact us as follows:


IonQ, Inc.
Attention: Investor Relations
4505 Campus Drive
College Park, Maryland 20740


Street name stockholders may contact their broker, bank or other nominee to request information about householding.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Composition of the Board of Directors

Our Board has eight members and is divided into three classes with staggered three-year terms. Thus, at each Annual Meeting of Stockholders, a class of directors will be elected for a three-year term to succeed the class whose term is then expiring.

The following table sets forth, as of March 31, 2026, the names, ages and certain other information for each of our directors and director nominees:

Name	Class	Age	Position(s)	Director Since	Current Term Expires	Expiration of Term for Which Nominated
Nominees for Director						
Kathryn K. Chou	II	62	Lead Independent Director	2022	2026	2029
William F. Scannell	II	63	Director	2026	2026	2029
Continuing Directors						
Niccolo M. de Masi	I	45	Chairman, President and Chief Executive Officer	2021	2028	—
William J. Teuber, Jr.	I	74	Director	2025	2028	—
John W. Raymond	I	63	Director and Special Advisor	2025	2028	—
Jim Frankola	III	61	Director	2025	2027	—
Gabrielle B. Toledano	III	59	Director	2025	2027	—
Retiring Director						
Robert T. Cardillo	II	64	Director, Executive Chair of IonQ Federal	2024	2026	—

The Board consists of a highly experienced group of directors with a diversity of skills and backgrounds, enabling the Board to provide guidance to the Company from a multi-faceted and nuanced perspective. The Nominating and Corporate Governance Committee, or Nominating Committee, regularly assesses the experience, skills and other attributes of our directors. We have also engaged outside advisors to assist the Nominating Committee in identifying and considering the specific experiences, skills and attributes that may be appropriate or desirable to have represented on the Board by new directors in the future. The below table highlights what we believe to be the top skills or qualifications relevant to their oversight of the Company exhibited by each member of our Board (other than Mr. Cardillo, who is not standing for re-election):

	de Masi	Chou	Frankola	Raymond	Scannell	Teuber	Toledano
Functional Experience							
Public Company Senior Executive Service in an executive-level management role at a public company equips the Board to oversee strategy, performance, and management accountability within the expectations of the public markets.	X	X	X		X	X	X
Outside Public Board Experience Service as a director of another public company provides meaningful oversight experience and perspective on governance matters and enhances Board deliberations on oversight and stakeholder engagement.	X		X	X	X	X	X
Finance / Capital Allocation Practical experience in finance or capital allocation enables the Board to oversee our investments, capital allocation, and financial reporting in support of both innovation and long-term value creation.	X		X	X		X	
Mergers & Acquisitions Experience with M&A provides the Board with insight into acquiring businesses with complementary technologies that can accelerate IonQ's own technologies, as well as the complexities, risks and integration considerations inherent in such transactions.	X	X	X	X	X	X	X
Technology / Cybersecurity / Engineering Deep knowledge of technology, cybersecurity or engineering enables the Board to guide innovation, advise on our technology roadmap, and oversee system integrity and security.	X	X	X	X	X		X
Go-To-Market (GTM) / Commercial Expertise in go-to-market strategy, sales, marketing, or brand management allows the Board to advise on our commercialization efforts, partnerships and revenue development.	X	X			X	X	
Operations Experience managing operations, supply chain, integration, or distribution provides the Board with valuable insight into execution and operational demands as IonQ's highly complex technology systems are developed, delivered, and supported.	X	X	X	X		X	X
Human Capital Management Experience attracting, retaining and motivating teams provides the necessary perspective to oversee workforce strategy and leadership development and navigate a competitive talent market.	X	X	X	X		X	X
International Experience Experience with global markets or cross-border dynamics allows the Board to oversee our expanding global presence.	X	X	X	X	X	X	X
Sector Experience							
Cloud / Software Experience in the cloud or software businesses provides valuable perspective on platform delivery, customer integration, and scalable access models relevant to our quantum computing services.	X	X	X	X	X	X	X
Semiconductor / Hardware Experience in the semiconductor or hardware businesses allows our Board to effectively oversee our hardware capabilities and navigate the evolving technological landscape.	X	X	X		X	X	X

Nominees for Director

Kathryn K. Chou has served as a member of the Board since July 2022 and as our Lead Independent Director since September 2025. She currently serves as Chair of our Compensation Committee and as a member of our Audit, Nominating and Product and Strategy, or Strategy, Committees. From January 2022 until November 2025, Ms. Chou served as Senior Vice President, SaaS Engineering, of Nutanix, Inc., a publicly traded company, where she was responsible for building secure and scalable SaaS applications and systems across the entire customer life cycle. From September 2016 to September 2021, Ms. Chou served in a variety of increasingly senior positions at VMware, Inc., a publicly traded cloud computing company. Prior to 2016, Mr. Chou held senior-level go-to-market, operations and manufacturing positions at Intuit Inc., Informatica Inc. and the Hewlett-Packard Company, each publicly traded technology companies. Ms. Chou has also served at the highest level in various non-profit organizations throughout her career. Ms. Chou received an M.B.A. from Harvard Business School and holds M.S. and B.S. degrees in manufacturing systems engineering and mechanical engineering, respectively, from Stanford University.

We believe Ms. Chou is qualified to serve as a member of the Board because of her extensive and varied experience as a senior executive at multiple publicly traded technology and software companies.

William F. Scannell has served as a member of the Board and our Compensation Committee since March 2026, after previously having served from February 2024 until October 2025. He has also served on the Board of Directors of Snowflake Inc., a publicly traded cloud-based data platform company, since May 2025. Since February 2026, Mr. Scannell has served as President and Chief Customer Officer, and from 2016 until then as President of Global Sales and Customer Operations, at Dell Technologies Inc., a publicly traded company, which we refer to as Dell. Prior to this role, Mr. Scannell was President of Global Sales and Customer Operations at EMC Corporation (a publicly traded technology company acquired by Dell in 2016), or EMC. Mr. Scannell began his career as a Sales Representative for EMC in 1986, and has served in several other domestic and international roles in addition to those mentioned above. Mr. Scannell holds a Bachelor of Science degree in business management from Northeastern University.

We believe Mr. Scannell is qualified to serve as a member of our Board because of his extensive and varied experience in all aspects of software and hardware company sales and operations

Directors Continuing in Office Until the 2028 Annual Meeting of Stockholders

Niccolo M. de Masi has served as a member of the Board since September 2021, as President and Chief Executive Officer, or CEO, since February 2025 and as Chairman of the Board since August 2025. Mr. de Masi was the Chief Executive Officer and a member of the Board of Directors of our predecessor, dMY Technology Group, Inc. III, which we refer to as dMY, since September 2020. Since September 2019, Mr. de Masi has served as a member of the Board of Directors of Rush Street Interactive, Inc., a publicly traded online gaming and entertainment company, and since May 2024 he has served as Chairman of the Board of Directors of Ares Interactive, a global game developer and publisher. He has previously served as a member of the Board of Directors of numerous publicly traded companies, including Planet Labs PBC, an Earth imaging company, from December 2021 until July 2025, Genius Sports Limited, a sports data and technology company, from April 2021 to December 2023, Glu Mobile Inc., a mobile gaming company, from January 2010 to April 2021, and Resideo Technologies, Inc. (where he also served as Chief Innovation Officer and President of Products and Solutions), a security solutions company, from October 2018 to January 2020. Mr. de Masi received a B.A. and an MSci. in Physics from Cambridge University.

We believe Mr. de Masi is qualified to serve as a member of the Board because of the breadth of his experience as both an officer and member of the board of directors at 14 publicly traded technology companies.

William J. Teuber, Jr. has served as a member of the Board since August 2025. He currently serves as Chair of our Audit Committee and as a member of our Compensation Committee. Since 2016, he has served as Senior Operating Principal at Bridge Growth Partners, a private equity firm focused on technology. Prior to that, he held numerous senior leadership positions at EMC, including Vice Chairman, Chief Financial Officer, Executive Vice President and Global Head of Sales. Earlier, he was a Partner at Coopers & Lybrand, now PricewaterhouseCoopers LLP, a global professional services firm. From 2004 to 2016, Mr. Teuber served on the Board of Directors of Popular, Inc., the publicly traded holding company of Banco Popular of Puerto Rico, and from 2013 to 2021, on the Board of Directors of Inovalon Holdings, Inc., a leading healthcare technology company. Mr. Teuber holds a B.A. in English from The College of the Holy Cross, an M.S. in Taxation from Bentley College and an MBA from Babson College.

We believe Mr. Teuber is qualified to serve as a member of the Board because of his significant financial and accounting expertise and his experience providing strategic direction as a senior executive to a large public technology company.

John W. Raymond has served as a member of the Board since September 2025, as a Special Advisor since November 2025 and as a member of the Strategy Committee since April 2026. Since May 2023, he has served as a Senior Managing Director for Cerberus Capital Management, LP, a private equity firm, and since March 2025, he has served as a member of the Board of Directors of Planet Labs PBC, a publicly traded Earth imaging company. He also serves as a member of the Board of Directors of Impulse Space, an in-space transportation technology and services startup. From 1984 until 2023, Mr. Raymond served in the United States Air Force and, upon its establishment, the United States Space Force, most recently as a four-star General and Chief of Space Operations, in which capacity he served as a member of the Joint Chiefs of Staff. He holds a B.S. in Administrative Management from Clemson University, an M.S. in Administrative Management from Central Michigan University and an M.A. in National Security and Strategic Studies from the Naval War College.

We believe Gen. Raymond (Ret.) is qualified to serve as a member of the Board because of his distinguished military command experience, his unique experience with space operations and technology organizations.

Directors Continuing in Office Until the 2027 Annual Meeting of Stockholders

Gabrielle B. Toledano has served as a member of the Board since February 2025. She currently serves as Chair of our Nominating and Strategy Committees. Since 2020, Ms. Toledano has served as the Chief Operating Officer at Keystone Strategy, a global technology and advisory firm. Prior to Keystone, she was Executive in Residence for Comcast Ventures, a venture capital firm, in 2019 and Chief People Officer at Tesla, Inc., a publicly traded global automobile manufacturer, from 2017 to 2018. Ms. Toledano served as Chief Talent Officer at Electronic Arts Inc., a publicly traded video game company, from 2006 to 2017 and Chief Human Resources Officer for Siebel Systems, Inc., then a publicly traded software company, from 2002 to 2006. From 1991 to 2002, she served in human resources leadership positions with Microsoft Corp. and Oracle Corporation, both publicly traded global technology companies. From July 2021 to December 2024, she served on the Board of Directors of Velo3D, Inc., a publicly traded three-dimensional printing company. From February 2023 to 2024, she served on the Board of Directors of Vaxxinity, Inc., then a publicly traded biotechnology company. From November 2017 to April 2021, she served on the Board of Directors of Glu Mobile Inc., then a publicly traded mobile gaming company. From September 2021 to April 2023, she served on the Board of Directors of dMY Technology Group, Inc. VI, a publicly traded blank check company that redeemed its shares. Ms. Toledano serves as a member of the Boards of Directors of OnboardIQ, Inc. d/b/a Fountain, a private technology company focused on frontline workforce management, and Altanine Inc., a private pharmaceutical company. She holds a B.A. in Modern Thought and Literature and an M.S. in Education from Stanford University.

We believe Ms. Toledano is qualified to serve as a member of the Board because of her extensive and varied experience as a senior executive at multiple private and public companies.

Jim Frankola has served as a member of the Board since August 2025. He currently serves as a member of our Audit and Nominating Committees. Mr. Frankola most recently served as the Chief Financial Officer of and a strategic advisor to Cloudera, Inc., a publicly traded enterprise data cloud company, from 2012 to 2023. Before Cloudera, he was the Chief Financial Officer of Yodlee, Inc., a data aggregation and analytics platform, from 2010 to 2012, and of Ariba, Inc., then a publicly traded procurement and supply chain management technology provider, from 2001 to 2010. He currently serves as Lead Independent Director, and on the Audit, Talent and Compensation and Nominating and Governance Committees, of Skillsoft Corp., a publicly traded global leader in AI-native skills management. He has also previously served on the Boards of Directors of numerous publicly traded companies, including 23andme Holding Co., a personal genomics and biotechnology company, Ansys, Inc., an engineering simulation company, Cvent Holding Corp., a meetings, events and hospitality technology provider, and ActivIDentity Corporation, a credentials management and authentication company. He holds a B.S. in Accounting from Pennsylvania State University and an MBA from New York University.

We believe Mr. Frankola is qualified to serve as a member of the Board because of his extensive business experience in the technology sector and his extensive public company executive officer and board experience.

Director Not Standing for Re-Election

The current term of Robert T. Cardillo, a member of the Board, will expire at the Annual Meeting. Mr. Cardillo will not stand for re-election to the Board at the Annual Meeting in order to focus on his responsibilities as Executive Chair of IonQ Federal, LLC. The Board thanks Mr. Cardillo for his distinguished service as a director.

Robert T. Cardillo has served as a member of the Board since February 2024. In September 2025, he was appointed Executive Chair of IonQ Federal, LLC, a subsidiary of the Company. Since April 2021, Mr. Cardillo has served as Chief Strategist at Planet Labs PBC, an Earth imaging company. From October 2014 to February 2019, Mr. Cardillo was the sixth Director of the National Geospatial-Intelligence Agency. Mr. Cardillo is member of the Board of Directors of Seerist Federal, a risk and threat intelligence platform company, and a member of the Board of Directors of RAIC Labs, an artificial intelligence company. Mr. Cardillo also served as a member of the Board of Directors of Analytical Graphics, Inc., a commercial modeling and analysis software company, and Enview, Inc., an artificial intelligence company, both of which were private companies that were acquired by public companies. Mr. Cardillo earned a Bachelor of Arts in Government from Cornell University and a Master of Arts in National Security Studies from Georgetown University. In 2019, Mr. Cardillo received an honorary Doctorate of Humane Letters from Saint Louis University.

Director Independence

Our common stock is listed on the New York Stock Exchange, or NYSE. NYSE listing standards require that a majority of our Board, as well as each member of its Audit, Compensation and Nominating Committees, be comprised of directors that our Board has affirmatively determined to be independent, and the Board may only consider a director independent if, in its opinion, the director does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. For Compensation Committee members, the Board must consider all factors specifically relevant to determining whether each member has a relationship with us that is material to his or her ability to be independent from management in connection with the duties of a Compensation Committee member.

Audit Committee members must also satisfy additional independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and NYSE listing standards applicable to Audit Committee members. Compensation Committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and NYSE listing standards applicable to Compensation Committee members.

The Board has reviewed the independence of each of our directors. Based on information provided by each director concerning his or her background, employment and affiliations, the Board has determined that Kathryn K. Chou, Jim Frankola, William F. Scannell, William J. Teuber, Jr. and Gabrielle B. Toledano, representing five of our eight directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and that each of these directors is an "independent director" within the meaning of the NYSE listing standards. Niccolo de Masi is not considered an independent director because of his position as our CEO. Robert T. Cardillo is not considered an independent director because of his position as Executive Chairman of IonQ Federal. General John W. Raymond (Ret.) is not considered an independent director because of his position as a Special Advisor to the Company.

In making these determinations, the Board considered the current and prior relationships that each non-employee director has with us and all other facts and circumstances that it deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled "*Related Person Transactions*."

There are no family relationships among any of our directors, director nominees or executive officers.

Leadership Structure

Our Corporate Governance Guidelines specify that the Board will select our CEO and Chairman of the Board in the manner that it determines to be in the best interests of our stockholders and in accordance with any stockholder agreements. We do not believe there should be a fixed rule regarding whether the Chairman of the Board should be an employee of the Company or should be elected from among the non-employee directors. The needs of our Company and the individuals available to assume these roles may require different outcomes at different times, and the Board believes that retaining flexibility in these decisions is in the best interests of our Company. The role of Chairman of the Board is currently held by Mr. de Masi and the role of Lead Independent Director of the board of directors is currently held by Ms. Chou.

Pursuant to its charter, the Nominating Committee periodically reviews this topic and makes recommendations to the Board.

Role of Lead Independent Director

We believe that the structure of our Board, with Mr. de Masi acting as Chairman, President and CEO, and Ms. Chou acting as Lead Independent Director, and with fully independent Audit, Compensation and Nominating Committees that oversee the majority of our operations, risks, performance, and strategy, provides the most effective governance framework and allows us to benefit from Mr. de Masi's talent, knowledge, and experience as leaders of the Company, while maintaining effective independent oversight of management. This structure creates accountability and enhances our ability to develop and execute our strategy and communicate our message clearly and consistently to stockholders.

Chairman of the Board

Mr. de Masi serves as the Chairman of our Board of Directors. As our Chairman, President and CEO, Mr. de Masi possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing our Company and business, which enables him to effectively lead our Board, including by identifying strategic priorities, leading critical discussions and executing our business plans. We believe Mr. de Masi's extensive Company-specific experience and expertise, together with the outside experience, oversight and expertise of our Lead Independent Director and the independent directors on our Board and committees, allow for differing perspectives and roles regarding strategy development that benefit our stockholders.

Lead Independent Director and Independent Committees

Because Mr. de Masi serves as our President and Chief Executive Officer, he is not an "independent" director under the listing standards of the NYSE, and our Board has approved the appointment of Ms. Chou to serve as our Lead Independent Director. Our Board believes that Ms. Chou provides an effective independent voice in our leadership structure.

The Lead Independent Director position is a critical aspect of our corporate governance framework. Our Board believes that having a Lead Independent Director enhances communications and relations on our Board. In addition to generally serving as a liaison between Mr. de Masi and our independent directors, the responsibilities of the Lead Independent Director include:

- Presiding over executive sessions of independent directors, at which the Chairman is not present;

- Advising the Chairman as to an appropriate schedule of meetings of the Board, ensuring that the independent directors can perform their duties responsibly while not interfering with ongoing Company operations;

- Providing input to the Chairman with respect to the agendas for meetings of the Board and its committees;

- Advising the Chairman on the retention of advisors and consultants who report directly to the Board;

- Receiving messages from major stockholders wishing to communicate directly with the independent directors and facilitating an appropriate response;

- Facilitating discussions among independent directors on key issues and concerns outside of meetings of the Board; and

- Having such other duties as the Board may delegate to assist in meeting its responsibilities.

Only independent directors serve on the Audit, Compensation and Nominating Committees, which we believe provides strong independent leadership and oversight for each of these committees. As a result of the Board's committee system and the existence of a majority of independent directors, the Board maintains effective oversight of our business operations, including independent oversight of our financial statements, executive compensation, selection of director candidates and corporate governance programs.

Risk Oversight of the Board

One of the key functions of the Board is informed oversight of our risk management process. In particular, the Board is responsible for monitoring and assessing strategic risk exposure, including a determination of the nature and level of risk appropriate for our Company. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various standing committees that address risks inherent in their respective areas of oversight. The Board and its committees consider specific risk topics, including, but not limited to, risks associated with our strategic plan, business operations, capital structure, information technology, data privacy, cybersecurity and climate. It is the responsibility of the committee chairs to report findings regarding material risk exposures to the Board as quickly as possible.

Our Audit Committee has the responsibility to consider and discuss with management and the auditors, as appropriate, our guidelines and policies with respect to financial risk management and financial risk assessment, including our major financial risk exposures and the steps taken by management to monitor and control these exposures. Areas of focus for the Audit Committee include our policies and other matters relating to our investments, cash management and foreign exchange management, major financial risk exposures, the adequacy and effectiveness of our information security policies and practices, cybersecurity and the internal controls regarding information security, and the steps taken by management to monitor and mitigate or otherwise control these exposures and to identify future risks. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking, including risks related to executive compensation and overall compensation and benefit strategies, plans, arrangements, practices and policies. Our Nominating Committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct.

In connection with its reviews of our operations and corporate functions, the Board addresses the primary risks associated with those operations and corporate functions. In addition, the Board reviews the risks associated with our business strategies as part of its consideration of undertaking any such business strategies. While the Board and its committees oversee risk management strategy, management is responsible for implementing and supervising day-to-day risk management processes and reporting to the Board and its committees on such matters.

Board Committees

Our Board has established the following standing committees of the Board: the Audit Committee, the Compensation Committee, the Nominating Committee and the Strategy Committee. The composition and responsibilities of each of the committees is described below. Members will serve on these committees until their resignation or until as otherwise determined by the Board.

Audit Committee

The current members of our Audit Committee are Mr. Teuber, as Chair, Ms. Chou and Mr. Frankola. During 2025, Harry L. You served as Chair of the Audit Committee from January 1, 2025 until his departure from the Board on February 26, 2025, Inder M. Singh served as Chair of the Audit Committee from February 26, 2025 until his appointment as CFO and COO on September 4, 2025 and Mr. Teuber has served as Chair of the Audit Committee since September 4, 2025. Additionally, the following directors served as members of the Audit Committee during 2025: Mr. de Masi from January 1, 2025 until his appointment as CEO on February 26, 2025, Mr. Singh from January 1, 2025 until his appointment as Chair of the Audit Committee on February 26, 2025, Wendy Thomas from February 26, 2025 until her retirement from the Board on June 17, 2025, Mr. Cardillo from August 12, 2025 until his appointment as Executive Chair of IonQ Federal on September 10, 2025 and Ms. Toledano from February 26, 2025 until August 12, 2025. Ms. Chou has served as a member of the Audit Committee since June 17, 2025 and Mr. Frankola since September 4, 2025.

The Board has determined that each member of the Audit Committee meets, and each former member of the Audit Committee, at the time that he or she was a member of the Audit Committee, met the requirements for independence of audit committee members under the rules and regulations of the SEC and the listing standards of the NYSE, and the financial literacy requirements of the listing standards of the NYSE. The Board has determined that Messrs. Teuber and Frankola are, and, at the time that they served, Messrs. Singh and You were, audit committee financial experts within the meaning of Item 407(d) of Regulation S-K.

Our Audit Committee is responsible for, among other things:

- Selecting, retaining, compensating, evaluating, overseeing and, where appropriate, terminating our independent registered public accounting firm;

- Reviewing plans for the audit and reviewing and approving audit and non-audit services to be performed by the independent auditor or other registered public accounting firms;

- Evaluating the independence, performance and qualifications of our independent registered public accounting firm;

- Reviewing our financial statements and the Company's "Management Discussion and Analysis" and discussing the same with management and our independent registered public accounting firm the results of the annual audit and the quarterly reviews;

- Reviewing with management and our independent registered public accounting firm the results of the Company's annual financial statement audit, the opinion of our independent registered public accounting firm on the annual financial statements and the matters required to be communicated under standards adopted by the Public Company Accounting Oversight Board;

- Reviewing and discussing with management and our independent registered public accounting firm the scope, design, adequacy and effectiveness of our internal controls and our disclosure controls and procedures;

- Discussing with management and our independent registered public accounting firm earnings press releases and other financial information and earnings guidance provided to analysts and rating agencies;

- Discussing with our internal audit function the adequacy and effectiveness of our Company's scope, staffing, and general audit approach;

- Reviewing and approving related person transactions and overseeing the Company's related person transactions policy;

- Reviewing with management and our independent registered public accounting firm, as appropriate, major issues that arise regarding accounting principles and financial statement presentation;

- Reviewing and monitoring compliance with our code of business conduct and ethics;

- Overseeing procedures to address complaints regarding accounting, internal accounting controls and auditing matters, including confidential, anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters;

- Providing oversight of cybersecurity matters and receiving regular cybersecurity reports from members of management, including updates on potential cybersecurity risks and mitigation strategies, information security initiatives and assessments of our cybersecurity program; and

- Overseeing our legal and regulatory compliance, including risk assessment.

The Audit Committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE. A copy of the charter is available on our website at *investors.ionq.com*. During 2025, the Audit Committee held 15 meetings.

Compensation Committee

The current members of our Compensation Committee are Ms. Chou, as Chair, and Messrs. Scannell and Teuber. Ms. Chou served as the Chair of the Compensation Committee during all of 2025. The following directors served as members of the Compensation Committee during 2025: Mr. You from January 1, 2025 until his departure from the Board on February 26, 2025, Mr. Scannell from January 1, 2025 until his departure from the Board on October 1, 2025, and then again since his return to the Board on March 20, 2026, Ms. Toledano from July 23, 2025 until August 12, 2025 and Mr. Teuber since October 22, 2025.

The Board has determined that each member of the Compensation Committee, at the time that he or she is or was a member of the Compensation Committee, meets the requirements for independence of compensation committee members under the rules and regulations of the SEC and the listing standards of the NYSE, and is also a non-employee director, within the meaning of Rule 16b-3 under the Exchange Act.

Our Compensation Committee is responsible for, among other things:

- Reviewing, overseeing, approving or modifying the Company's overall compensation strategy and policies;

- Reviewing and approving (or making recommendations to the Board or the independent members thereof regarding) the compensation for our CEO, establishing the corporate goals and objectives for the CEO's compensation and evaluating the CEO's performance in achieving those goals and objectives;

- Reviewing and approving the compensation for our other executive officers;

- Reviewing, approving and administering our employee benefit and equity incentive plans;

- Annually reviewing the Company's employee compensation practices and policies as they relate to risk management and risk-taking initiatives;

- Monitoring compliance with our stock ownership guidelines for our executive officers and independent Board members;

- Approving or making recommendations to the Board or the independent members thereof regarding the creation or revision of any clawback policy;

- Reviewing and discussing with management any conflicts of interests raised by the work of any compensation consultant or advisor hired by the Compensation Committee or by management and any necessary disclosure related thereto;

- Reviewing and discussing annually with management the independence of any advisor engaged by the Compensation Committee;

- Reviewing and approving (or making recommendations to our Board or the independent members thereof regarding) non-employee director compensation;

- Reviewing and discussing with management, and approving for inclusion in our proxy statement, the "Compensation Discussion and Analysis," as well as any report by the Compensation Committee and any compensation related proposals and reports filed with the SEC; and

- Annually reviewing our compensation peer group.

Our Compensation Committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE. A copy of the charter is available on our website at *investors.ionq.com*. During 2025, our Compensation Committee held 13 meetings.

Nominating and Corporate Governance Committee

The current members of the Nominating Committee are Ms. Toledano, as Chair, Ms. Chou and Mr. Frankola. During 2025, Mr. de Masi served as Chair of the Nominating Committee from January 1, 2025 until his appointment as our CEO on

February 26, 2025 and Ms. Toledano has served as Chair since March 17, 2025. Additionally, Mr. Singh served on the Nominating Committee from January 1, 2025 until his appointment as our CFO and COO on September 4, 2025, and Wendy Thomas from January 1, 2025 until her retirement from the Board on June 17, 2025. Mr. Frankola has served as a member of the Nominating Committee since September 4, 2025 and Ms. Chou since October 22, 2025.

The Board has determined that each member of the Nominating Committee, at the time that he or she is or was a member of the Nominating Committee, meets the requirements for independence for nominating committee members under the listing standards of the NYSE. The Nominating Committee is responsible for, among other things:

- Reviewing and assessing and making recommendations to the Board regarding desired qualifications, qualities, skills and other expertise sought of members of the Board;

- Identifying, evaluating, and making recommendations to the Board regarding nominees for election to the Board;

- Reviewing our succession planning process for our executive officers;

- Reviewing the structure of the Board's leadership including whether the CEO and the chairperson roles should be combined;

- Overseeing the Board's committee structure and operations;

- Reviewing and amending our corporate governance guidelines;

- Overseeing, reviewing, adopting and amending our corporate governance policies and practices;

- Reviewing possible conflicts of interests of officers and directors of the Company;

- Overseeing the evaluation of the performance of the Board and its committees; and

- Making recommendations to the Board regarding processes for stockholder communications with the non-management members of the Board.

The Nominating Committee operates under a written charter that satisfies the applicable listing standards of the NYSE. A copy of the charter is available on our website at *investors.ionq.com*. During 2025, the Nominating Committee held six meetings.

Product and Strategy Committee

On August 12, 2025, the Board established the Strategy Committee, whose current members are Ms. Toledano, as Chair, and Ms. Chou, each of whom have served since its establishment, as well as Mr. Raymond, since April 21, 2026. The Strategy Committee is responsible for, among other things:

- Providing advice and recommendations to the Board in respect of potential mergers, acquisitions, investments, divestitures and other related transactions;

- Providing advice and recommendations to the Board in relation to the Company's product roadmap and other product-related matters; and

- Making other recommendations to the Board on product or strategy matters, or as may otherwise be requested by the Board.

The Strategy Committee operates under a written charter, a copy of which is available on our website at *investors.ionq.com*. During 2025, the Strategy Committee held three meetings.

Attendance at Board and Stockholder Meetings

During 2025, the Board held 23 meetings, and each director attended at least 75% of the aggregate of (1) the total number of meetings of the Board held during the period for which he or she has been a director and (2) the total number of meetings held by all committees on which he or she served during the periods that he or she served.

Although we do not have a formal policy regarding attendance by members of our Board at annual meetings of stockholders, we encourage, but do not require, directors to attend. All of our then-serving directors attended our 2025 Annual Meeting of Stockholders.

Executive Sessions of Non-Employee Directors

To encourage and enhance communication among non-employee directors, and as required under applicable NYSE rules, our corporate governance guidelines provide that our non-employee independent directors will meet in executive sessions with the Lead Independent Director presiding and without management present on a periodic basis.

Compensation Committee Interlocks and Insider Participation

The current members of our Compensation Committee are Ms. Chou and Messrs. Scannell and Teuber. None of the members of our Compensation Committee, or anyone who served as a member of our Compensation Committee in 2025, is or has been an officer or employee of the Company or had any relationship requiring disclosure under Item 404(a) of Regulation S-K. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more executive officers serving on our Board or Compensation Committee.

Considerations in Evaluating Director Nominees

Our Nominating Committee uses a variety of methods for identifying and evaluating potential director nominees. In its evaluation of director candidates, including the current directors eligible for re-election, our Nominating Committee will consider the current size and composition of our Board, its and its committees' needs and other director qualifications. While the Board has not established minimum qualifications for members, some of the factors that the Nominating Committee considers in assessing director nominee qualifications include, without limitation, issues of character, professional ethics and integrity, judgment, other commitments and business experience, as well as other factors that contribute to the total mix of viewpoints and experience represented on the Board.

If the Nominating Committee determines that an additional or replacement director is required, it may take such measures as it considers appropriate in connection with its evaluation of a director candidate, including candidate interviews, inquiry of the person or persons making the recommendation or nomination, engagement of an outside search firm to gather additional information or reliance on the knowledge of the members of the committee, Board or management. In 2025, we paid a third-party search firm to assist in identifying candidates to join the Board. In 2026, the Chief Executive Officer recommended that the Board appoint Mr. Scannell to the Board.

After completing its review and evaluation of director candidates, the Nominating Committee recommends to the full Board the director nominees for selection. The Nominating Committee has discretion to decide which individuals to recommend for nomination as directors and the Board has the final authority in determining the selection of director candidates for nomination to the Board.

Stockholder Recommendations and Nominations to the Board

The Nominating Committee will consider recommendations and nominations for candidates to the Board from stockholders in the same manner as candidates recommended to the committee from other sources, so long as such recommendations and nominations comply with our governing documents, policies and applicable laws, rules and regulations, including those promulgated by the SEC. The Nominating Committee will evaluate such recommendations in accordance with its charter, our governing documents and corporate governance guidelines and other applicable policies and the director nominee criteria described above.

A stockholder that wishes to recommend a candidate to the Board should direct the recommendation in writing by letter to our Corporate Secretary at IonQ, Inc., 4505 Campus Drive, College Park, Maryland 20740, Attention: Corporate Secretary. The Nominating Committee has discretion to decide which individuals to recommend for nomination as directors.

Under our bylaws, stockholders may also directly nominate persons to the Board. Any nomination must comply with the requirements set forth in our bylaws and the rules and regulations of the SEC and should be sent in writing to our Corporate Secretary at the address above. To be timely for our 2027 annual meeting of stockholders, nominations must be received by our Corporate Secretary observing the deadlines discussed below under "*Other Matters—Stockholder Proposals or Director Nominations for 2027 Annual Meeting*."

Communications with the Board

Stockholders and other interested parties wishing to communicate directly with our non-management directors may do so by writing and sending the correspondence to our Corporate Secretary by mail to our principal executive offices at IonQ, Inc., 4505 Campus Drive, College Park, Maryland 20740, Attn: Corporate Secretary. Our Corporate Secretary, in consultation with appropriate directors as necessary, will review all incoming communications and screen for communications that (1) are solicitations for products and services, (2) relate to matters of a personal nature not relevant for our stockholders to act on or for the Board to consider or (3) are matters of a type that are improper or irrelevant to the functioning of the Board or our business, for example, mass mailings, job inquiries and business solicitations. If appropriate, our Corporate Secretary will route such communications to the appropriate director or, if none is specified, then to the Chairman or the Lead Independent Director. These policies and procedures do not apply to communications to non-management directors from our officers or directors who are stockholders or stockholder proposals submitted under Rule 14a-8 under the Exchange Act.

Incentive Compensation Recoupment Policy

The IonQ, Inc. Incentive Compensation Recoupment Policy is our comprehensive policy on recoupment of compensation. The policy complies with Section 10D of the Exchange Act and NYSE listing standards. This policy covers all individuals who are or were ever designated as an "officer" by the Board under Exchange Act Rule 16a-1(f). Under this policy, in the event of a financial restatement (whether or not this involves misconduct on the part of the covered individual) or a recalculation of a financial metric affecting an award, we must recover from any covered individual annual incentive payments and gains realized from vested long-term incentive awards. The full text of our Incentive Compensation Recoupment Policy may be obtained by accessing our filings on the SEC's website at *www.sec.gov*.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

The Board has adopted corporate governance guidelines that address, among other things, the qualifications and responsibilities of our directors and director candidates, the structure and composition of our Board and corporate governance policies and standards applicable to us in general. In addition, the Board has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our CEO, CFO and COO and other executive and senior financial officers. The full text of our corporate governance guidelines and code of business conduct and ethics are available on our website at *investors.ionq.com*. We will post amendments to our code of business conduct and ethics or any waivers of our code of business conduct and ethics for directors and executive officers on the same website.

Insider Trading Policy; Policy on Hedging and Pledging

The Board has adopted an insider trading policy that governs the purchase, sale and other dispositions of our securities by directors, officers, employees and other covered persons that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable stock exchange listing requirements.

The policy prohibits hedging or monetization transactions in our common stock, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds, and trading in derivative securities in our common stock, including publicly traded call and put options, selling our common stock short, purchasing our common stock on margin or holding it in a margin account and pledging our shares as collateral for a loan. We also have a policy preventing the use of inside information in the use of prediction markets.

A copy of our insider trading policy is filed as Exhibit 19.1 to our Annual Report on Form 10-K for the year ended December 31, 2025. In addition, with regard to our trading in our own securities, it is our policy to comply with federal securities laws and applicable exchange listing requirements.

PROPOSAL NO. 1:

ELECTION OF CLASS II DIRECTORS

Our Board currently consists of eight directors and is divided into three classes with staggered three-year terms. At the Annual Meeting, two Class II directors will be elected for a three-year term to succeed the same class whose term is then expiring. Each director's term continues until the expiration of the term for which such director was elected and until such director's successor is elected and qualified or until such director's earlier death, resignation or removal.

Nominees

Our Nominating Committee recommended, and our Board nominated, Kathryn K. Chou and William F. Scannell as nominees for election as Class II directors at the Annual Meeting. If elected, each of Ms. Chou and Mr. Scannell will serve as a Class II director until the 2029 Annual Meeting of Stockholders and their respective successor is elected and qualified or until their earlier death, resignation or removal. For more information concerning the nominees, please see the section titled "*Board of Directors and Corporate Governance.*"

Each of Ms. Chou and Mr. Scannell has agreed to serve as a director if elected, and management has no reason to believe that either of them will be unavailable to serve. If a nominee is unable or declines to serve as a director at the time of the Annual Meeting, proxies will be voted for any nominee designated by the Board to fill the vacancy.

Vote Required

Each director is elected by a plurality of the voting power of the shares present in person (including virtually) or represented by proxy at the Annual Meeting and entitled to vote on the election of directors. Because the outcome of this proposal will be determined by a plurality vote, any shares not voted FOR a particular nominee, whether as a result of choosing to WITHHOLD authority to vote or a broker non-vote, will have no effect on the outcome of the election.

Board Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE DIRECTOR NOMINEES NAMED ABOVE.

PROPOSAL NO. 2:

RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has appointed EY as our independent registered public accounting firm to audit our consolidated financial statements for 2026. EY has served as our independent registered public accounting firm since 2020.

At the Annual Meeting, we are asking our stockholders to ratify the appointment of EY as our independent registered public accounting firm for 2026. Our Audit Committee is submitting the appointment of EY to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Notwithstanding the appointment of EY, and even if our stockholders ratify the appointment, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time if the Audit Committee believes that such a change would be in the best interests of us and our stockholders. If our stockholders do not ratify the appointment of EY, the Audit Committee may reconsider the appointment. One or more representatives of EY are expected to be present at the Annual Meeting, and they will have an opportunity to make a statement and are expected to be available to respond to appropriate questions from our stockholders.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees for professional audit services and other services rendered to us by EY for 2025 and 2024.

	2025	2024
Audit Fees[1]	$ 4,888,810	$ 1,129,909
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—
Total Fees	$ 4,888,810	$ 1,129,909

(1) "Audit Fees" consist of fees billed for professional services rendered for the integrated audit of our consolidated financial statements, the reviews of the interim condensed consolidated financial statements, the audit of the effectiveness of internal control over financial reporting, audit services in connection with the accounting for business combinations and audit services provided in connection with other regulatory filings, including filings related to equity offerings.

Auditor Independence

In 2025, there were no professional services provided by EY other than those listed above, that would have required the Audit Committee to consider their compatibility with maintaining the independence of EY.

Pre-Approval Policies and Procedures

The Audit Committee approves all audit services and pre-approves all non-audit services provided by EY before we engage it to render non-audit services to ensure that the provision of these services does not impair its independence. These services may include audit-related services, tax services and other non-audit services.

This pre-approval requirement does not apply to non-audit services if:

- All such services do not, in the aggregate, amount to more than 5% of the total fees paid by us to EY during the fiscal year in which the services are provided;

- Such services were not recognized as non-audit services at the time of the relevant engagement; and

- Such services are promptly brought to the attention of and approved by the Audit Committee (or its delegate) prior to the completion of the annual audit.

The Audit Committee has delegated pre-approval authority to the Chair of the Audit Committee to approve any one or more individual permitted non-audit services. He will report any pre-approval granted at the next meeting of the Audit Committee.

Vote Required

The ratification of the appointment of EY as our independent registered public accounting firm for 2026 requires the affirmative vote of a majority of the votes cast FOR or AGAINST this proposal at the Annual Meeting. Abstentions will have no effect on this proposal. Because this is a routine proposal, we do not expect any broker non-votes on this proposal.

Board Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2026.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is a committee of the Board comprised solely of independent directors as required by NYSE listing standards and the rules and regulations of the SEC. The Audit Committee operates under a written charter adopted by the Board. This written charter is reviewed annually for changes, as appropriate. With respect to IonQ's financial reporting process, IonQ's management is responsible for (1) establishing and maintaining internal controls and (2) preparing IonQ's consolidated financial statements. IonQ's independent registered public accounting firm, EY, is responsible for performing an independent audit of IonQ's consolidated financial statements and internal controls over financial reporting and expressing an opinion on the conformity of IonQ's consolidated financial statements with U.S. generally accepted accounting principles and on the effectiveness of IonQ's internal controls over financial reporting. It is the responsibility of the Audit Committee to oversee these activities. It is not the responsibility of the Audit Committee to prepare IonQ's consolidated financial statements. These are the fundamental responsibilities of management. In the performance of its oversight function, the Audit Committee has:

- Reviewed and discussed the audited consolidated financial statements with management and EY;

- Discussed with EY the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board, or PCAOB, and the SEC; and

- Received the written disclosures and the letter from EY required by the applicable requirements of the PCAOB regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with EY its independence.

Based on the review and discussions noted above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in IonQ's Annual Report on Form 10-K for the year ended December 31, 2025 for filing with the SEC.

Respectfully submitted by the members of the Audit Committee:

William J. Teuber, Jr. (Chair)
Kathryn K. Chou
Jim Frankola

This Audit Committee Report shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A promulgated by the SEC or to the liabilities of Section 18 of the Exchange Act, and shall not be deemed incorporated by reference into any prior or subsequent filing by IonQ under the Securities Act of 1933, as amended, or the Securities Act, or the Exchange Act, except to the extent IonQ specifically requests that the information be treated as "soliciting material" or specifically incorporates it by reference.

PROPOSAL NO. 3:

ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS FOR 2025

We are asking our stockholders to approve, on an advisory or non-binding basis, the compensation of our named executive officers for 2025. This proposal, commonly referred to as the "Say-on-Pay" proposal, gives our stockholders the opportunity to express their views on our named executive officers' compensation as a whole. This vote is not intended to address any specific item of compensation or any specific named executive officer, but rather the overall compensation of all of our named executive officers and the philosophy, policies and practices described in this Proxy Statement.

The Say-on-Pay Vote is advisory, and therefore is not binding on us, our Compensation Committee or our Board. The Say-on-Pay Vote will, however, provide information to us regarding investor sentiment about our executive compensation philosophy, policies and practices, which our Board and Compensation Committee will consider when determining executive compensation. Our Board and Compensation Committee value the opinions of our stockholders. If there is any significant vote against the compensation of our named executive officers for 2025, we will endeavor to communicate with stockholders to better understand the concerns that influenced the vote and consider our stockholders' concerns, and our Compensation Committee will evaluate whether any actions are necessary to address those concerns.

You are encouraged to review the section titled "*Executive Compensation*" and the section titled "*Compensation Discussion and Analysis*", which provides an overview of our executive compensation program and its elements, objectives and rationale.

We are asking our stockholders to approve the compensation of our named executive officers for 2025 by voting for the following non-binding resolution:

"RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to our named executive officers for 2025 , as disclosed in this Proxy Statement, including the compensation discussion and analysis, the compensation tables and the narrative discussion."

Vote Required

The approval, on an advisory basis, of the compensation of our named executive officers for 2025 requires the affirmative vote of a majority of votes cast FOR or AGAINST this proposal at the Annual Meeting. Abstentions and broker non-votes will have no effect on the outcome of this proposal.

As an advisory vote, the result of this proposal is non-binding. Although the vote is non-binding, our Board and Compensation Committee value the opinions of our stockholders and will consider the outcome of the vote when making future compensation decisions for our named executive officers.

Board Recommendation

OUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL, ON AN ADVISORY BASIS, OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS FOR 2025, AS DISCLOSED IN THIS PROXY STATEMENT.

EXECUTIVE OFFICERS

The following table sets forth certain information about our executive officers as of December 31, 2025:

Name	Age	Position
Niccolo M. de Masi	45	Chairman, President and Chief Executive Officer
Inder M. Singh	67	Chief Financial Officer and Chief Operating Officer
Paul T. Dacier	68	Chief Administrative Officer, Chief Legal Officer and Corporate Secretary
Dean P. Acosta	58	Chief Corporate Affairs and Government Relations Officer
Scott F. Millard	52	Chief Business Officer

Niccolo M. de Masi. See Mr. de Masi's biography above in the section titled "*Board of Directors and Corporate Governance*."

Inder M. Singh has served as our CFO and COO since September 2025. Before that, he served from April 2019 to December 2022 as Executive Vice President and Chief Financial Officer of Arm Limited, a publicly traded British semiconductor and software design company. From November 2016 to April 2019, Mr. Singh served as Senior Vice President and Chief Financial Officer, and from March 2016 to November 2016, as Chief Strategy and Marketing Officer, of Unisys Corp., a global information technology company. Before that, he was a Managing Director at SunTrust Bank's equities unit, and a Senior Vice President in finance at Comcast Corporation, a global media, technology and telecommunications company. Mr. Singh has served as a member of the Board of Directors of John Wiley and Sons, Inc., a publicly traded publishing company since December 2021, and served as a member of our Board from December 2021 until September 2025. Mr. Singh is currently a member of the board of directors of Affinity Federal Credit Union, a U.S. financial services firm. Mr. Singh has also advised startups as a member of Columbia University's Entrepreneurship Advisory Board, and participates as a project advisor for the U.S. Department of Homeland Security on national security and critical infrastructure issues. Mr. Singh holds an M.B.A. in finance from New York University and M.S. and B.S. degrees in Engineering from Columbia University.

Paul T. Dacier has served as our CAO, CLO and Corporate Secretary since July 2025. From January 2024 to July 2025, he served as a Partner of Quinn Emanuel Urquhart & Sullivan, LLP, a law firm. Before that, he served as Executive Vice President and General Counsel of Indigo Agriculture, a privately held agricultural technology company from March 2017 to December 2023, and from 1990 to 2016 he served in various positions at EMC, most recently as Executive Vice President and General Counsel. Mr. Dacier has served as a member of the Board of Directors of AerCap Holdings N.V., an aviation leasing company, since 2010, having served as Vice Chairman from 2013 to 2020 and as Chairman since 2020. He also has served as a member of the Board of Directors of Progress Software Inc., a software application development company, since 2017. Mr. Dacier holds a B.A. in History and a J.D. from Marquette University.

Dean P. Acosta has served as our Chief Corporate Affairs and Government Relations Officer, or CCAGRO, since October 2025. From May 2019 until September 2025, he served as Senior Vice President and Chief Communications Officer of the Lockheed Martin Corporation, a defense and aerospace manufacturer. Before that, he served in various executive communications roles at several publicly traded defense and aerospace companies, including Honeywell International Inc. and the Boeing Company, after serving as the Deputy Assistant Administrator for Public Affairs at the National Aeronautics and Space Administration. Mr. Acosta holds a B.A. in Political Science from the University of Texas at San Antonio and an M.A. in Strategic Communication and Leadership from Seton Hall University.

Scott F. Millard has served as our Chief Business Officer, or CBO, since November 2025. From September 2025 to November 2025, he served as Chief Revenue Officer of Sprinklr, Inc., a publicly traded customer experience management platform company. Before that, he served for 25 years in progressively more senior roles at EMC and, following its acquisition by Dell, at Dell, including, most recently, as Senior Vice President of Global AI Sales. Mr. Millard holds a B.S. in Business Management and an MBA from Bryant University.

Letter from the Chair of the Compensation Committee

Dear Fellow Stockholders,

Thank you for your continued investment in and support of our mission to develop the world's best quantum technology—growing IonQ from just a quantum company to an integrated quantum platform company. As a Compensation Committee, we remain committed to aligning compensation with our strategic, operating and financial objectives to create long-term value for our stockholders. In 2025, this commitment required the Compensation Committee to exercise careful judgment during a period of complexity and rapid growth, proactively engaging in leadership transformation in an increasingly competitive environment. We are proud of IonQ's strong performance as a 'new tech' leader, which is scaled to become the world's first full stack quantum platform company. We are proud of the meaningful progress we made in strengthening the leadership team for our next phase of growth; because we have this unique group of individuals leading IonQ, we are well positioned to continue executing our differentiated strategy in a differentiated way.

On behalf of the Compensation Committee and full Board, this is to ask your support to vote 'YES' on the advisory Say-on-Pay vote for 2025 executive compensation for our named executive officers, or NEOs, as reported in our Compensation Disclosure and Analysis and Executive Compensation sections of this Proxy Statement. The Compensation Committee made decisions on compensation that it believed retained the strongest leadership team for IonQ to scale quantum computing success to commercial applications.

Executive Leadership Transitions and Related Compensation Decision-Making

2025 was a transformative year for IonQ, during which we implemented a deliberate evolution of our leadership team to better position us for long-term value creation in a rapidly evolving industry. After a thorough search process, we appointed Niccolo M. de Masi as CEO in February 2025. Niccolo brings an extensive track record of scaling innovative technology companies, navigating public markets, identifying key talent and driving stockholder value through execution, positioning him to lead us through our next phase of growth. We anticipated that Niccolo would sharpen our strategic focus and advance our commercialization efforts, and the Committee considered these goals when structuring his ongoing compensation package. Niccolo has the rare combination of executive leadership skills and technical expertise as a trained physicist. He is a leader in the field, recently having been named to the Commission on U.S. Quantum Primacy, which is a bipartisan commission to bring together leaders from the government, national labs and industry to develop strategies to remain at the forefront of quantum innovation.

In coordination with the Board, Niccolo made several changes to strengthen the senior management team over the past 14 months. In 2025, we were pleased to welcome a talented group of leaders to IonQ, including Inder M. Singh as Chief Financial Officer and Chief Operating Officer, Paul T. Dacier as Chief Administrative Officer, Chief Legal Officer and Corporate Secretary, Dean P. Acosta as Chief Corporate Affairs and Government Relations Officer and Scott F. Millard as Chief Business Officer. Niccolo also led an M&A strategy supported by the Board, which has resulted in a deep bench of key talent and various paths for success. These accomplishments, in parallel with the progress and growth in our organic business, have strengthened our company and created the right conditions to deliver for shareholders.

We thoughtfully designed compensation to support these people and business transitions, with a focus on attracting, retaining and motivating executives with the unique skills and experience required at our current stage of growth. These capabilities are held by a limited number of individuals globally, and accordingly we have deliberately offered competitive compensation opportunities to secure exceptional talent to drive IonQ's strategy and performance forward. Each executive's pay is commensurate with their experience and is heavily weighted toward long-term, performance-based equity, with payouts requiring meaningful achievement of long-horizon milestones aligned with our commercialization and business strategy. For a summary of actions taken in connection with our management team transitions, please refer to the Key Leadership Changes and Related Compensation section of the Executive Summary to the CD&A.

Aligning Compensation with Rapid Innovation and Long-Term Strategy

In this period of rapid innovation at IonQ, our leadership team delivered strong results, reflecting meaningful progress against our strategic objectives in a short time. We reported over 200% year-over-year revenue growth, making us the first quantum company to surpass $100 million of annual revenue. We acquired and integrated multiple companies, expanding our quantum networking, security and sensing capabilities, enabling us to serve a broader customer set, including allied sovereigns and major multinational organizations. We are also encouraged by our organic growth and have strong conviction that our holistic strategy positions us to drive sustainable stockholder value. Additional details on our 2025 business highlights can be found beginning on the next page.

These results directly informed compensation outcomes, consistent with our pay-for-performance philosophy. We aim to align pay with performance and industry standards, with a significant portion of compensation delivered through at-risk incentives and linked to achievement of pre-established financial and operating goals while also achieving our critical objective of attracting the world's best talent in a competitive talent market. Our performance targets are rigorous, aligned with our strategy and reflect measurable operational milestones, including progress against our technology roadmap and financial discipline. As the industry continues to evolve rapidly, the Committee regularly reviews and refines our compensation program to ensure it remains aligned with our strategy and supports long-term stockholder interests.

Responding to our Stockholders

Our Board heard our investors when our Say-on-Pay vote received a disappointing level of support at the 2025 Annual Meeting for the compensation awarded to the prior management team, and we made it a point to address the concerns our shareholders raised. As described further in the CD&A, we have reaffirmed our expectation that we will not grant solely time-based cash awards in the future, and we will continue to both align our compensation measures with our business performance and provide enhanced disclosures within the CD&A to detail the compensation-setting process and Board principles in overseeing and designing the compensation program. We have continued to expand our stockholder engagement efforts to gather more fulsome compensation-related feedback, having reached out to stockholders representing approximately 77% of our shares held by institutional investors and met with stockholders representing approximately 48% of our shares held by institutional investors. I had the opportunity to meet directly with several of our top holders as part of these engagements. These engagements have highlighted that our stockholders are recognizing our strong performance in a rapidly evolving environment, while also desiring the more fulsome compensation-related disclosure which we have included herein.

As we continue to scale, the Committee will maintain rigorous oversight to ensure compensation outcomes retain the strongest management team and remain aligned with performance, strategy and value creation. We look forward to maintaining a constructive dialogue with stockholders and providing transparency regarding our compensation decisions as you consider your voting decisions.

Sincerely,

Kathy Chou

Kathryn K. Chou
Lead Independent Director and Chair of the Compensation Committee

COMPENSATION DISCUSSION AND ANALYSIS

The compensation provided to those individuals who are our NEOs for 2025 is set forth in detail in the 2025 Summary Compensation Table and the other tables that follow this Compensation Discussion and Analysis, or CD&A. The following is an overview of our executive compensation philosophy, the overall objectives of our executive compensation program and each component of compensation that we provide to our NEOs. In addition, we explain how and why the Compensation Committee arrived at the specific compensation policies and decisions for our NEOs.

Our NEOs for 2025 are:

Name	Position(s)
Current Executives	
Niccolo M. de Masi	Chairman since August 1, 2025 and President and Chief Executive Officer since February 26, 2025
Inder M. Singh	Chief Financial Officer and Chief Operating Officer since September 4, 2025
Paul T. Dacier	Chief Administrative Officer, Chief Legal Officer and Corporate Secretary since July 14, 2025
Dean P. Acosta	Chief Corporate Affairs and Government Relations Officers since October 6, 2025
Scott F. Millard	Chief Business Officer since November 24, 2025
Former Executives	
Peter H. Chapman	Former Chairman until August 1, 2025 and former President and Chief Executive Officer until February 26, 2025
Thomas G. Kramer	Former Chief Financial Officer until September 4, 2025

Highlights/Executive Summary

Our executive compensation program is designed to link pay to performance and to create a focus on short-term and long-term performance and value creation. Our executive compensation is heavily weighted toward variable compensation, as described in more detail below, which is central to our philosophy that a significant portion of compensation aligns with the achievement of performance goals as well as our stock price performance. The three primary components of our executive compensation are base salary, our annual bonus program (which for 2025 was paid 50% in cash and 50% in stock) and our long-term equity incentives. Our annual bonus program and long-term incentive program include goals tied directly to the performance of the Company. Since our last annual meeting, we have:

- *Transformed the Leadership Team*: Building on our transformation from a newly public emerging technology start-up company to a large-cap company, we made a significant amount of changes to our executive management team, bringing on experienced difference makers. These leadership changes have further aligned the skillset of our senior management team with our go-forward business strategy.
- *Grown Annual Revenue Dramatically*: Reported $130 million of annual revenue, representing 202% year-over-year growth, fueled by organic growth and global commercial traction.
- *Achieved 99.99% Fidelity*: Become the first and only quantum computing company to cross the ‘four-nines’ performance benchmark, achieving world-record 99.99% two-qubit gate fidelity.
- *Become a Full-Stack Quantum Platform Company*: Built the industry’s only full-stack quantum platform company spanning quantum computing, quantum networking, quantum sensing and quantum security through numerous strategic acquisitions and internal team expansions, and announced an agreement to acquire SkyWater Technology, Inc., which we expect to further accelerate our technical roadmap.
- *Successfully Competed for Talent*: Competed for talent in new technology and AI-focused roles, where competition remains intense, particularly for individuals with highly specialized expertise critical to advancing our technology roadmap. Relevant considerations in structuring compensation have included the high pay for individuals with expertise in AI and adjacent technologies that fuel AI. For example, OpenAI has reported that equity awards represented nearly half of its projected 2025 revenue and are projected to be $3 billion annually by 2030. According to news reports, Meta offered pay packages worth hundreds of millions of dollars and in certain cases up to $1 billion for key service providers who were expected to drive AI.
- *Expanded to a Global Scale*: Expanded global operations to approximately 1,500 employees across over a dozen countries, supported by a growing intellectual property portfolio of over 1,100 patents granted and pending worldwide.
- *Updated our Peer Group*: Approved a new peer group in November 2025, which reflected our rapid growth and updated strategic considerations.

- *Streamlined Performance Goals*: Revamped our technical performance goals to reduce focus on algorithmic qubit, or AQ, achievement in line with our decision to shift to logical qubits and physical qubits as a measure of technical development.

Key Leadership Changes and Related Compensation

A number of key leadership changes took place throughout 2025, including the appointment of our new CEO, Niccolo de Masi, in February. Since Mr. de Masi's appointment as CEO, we have undergone a strategic shift from being solely a quantum computing company to becoming a provider of complete quantum solutions. During 2025 and into the beginning of 2026, under Mr. de Masi's leadership, we have dramatically expanded our capabilities into quantum networking, security and sensing through organic growth and acquisitions and strategically positioned the Company to serve a broader customer set including allied sovereigns and major multinationals. To support our new strategic direction, Mr. de Masi, in coordination with the Board, made several changes to our senior executive team to help guide us through this next phase of growth and commercialization, and position us for long-term success. This included identifying new talent with the unique skills and expertise to lead in a rapidly transforming quantum and AI technology landscape.

Our recruiting strategy to successfully make these key hires in the intensely competitive AI talent-market had three primary compensatory components: (1) offer ongoing regular target total direct compensation opportunities that attract the best talent in this emerging new technology sector and are internally equitable and heavily weighted toward long-term, performance-based equity; (2) make recruited executives whole for forfeited compensation opportunities from prior service recipients to ensure they accept our offer; and (3) provide additional inducement when necessary to provide market advantage in our recruitment efforts.

Below is a summary of each incoming NEO's compensation for 2025, including information about how the amounts reported in the Summary Compensation Table do not necessarily reflect the decisions of the Compensation Committee or the amounts that will be realized by the executives, due to technical SEC reporting rules.

Mr. de Masi

Mr. de Masi was appointed CEO of IonQ on February 26, 2025. Leading to his appointment, the Board conducted a thorough evaluation of the leadership requirements for IonQ at this stage of the Company's development and identified Mr. de Masi as the right leader based on his highly relevant professional background and accomplishments and the Board's familiarity with him as a then-serving member of the Board. As a seasoned public company executive, he brings deep experience in scaling innovative technology companies and navigating public markets, which are critical skillsets for guiding the Company through its next phase of growth. During his tenure as a Board member, Mr. de Masi played a meaningful role in shaping our strategic direction and supporting several of our most important growth initiatives.

In determining Mr. de Masi's compensation, the Compensation Committee assessed both internal and external market data, including for quantum computing peers and growth-stage AI infrastructure comparators, pay packages for newly appointed public-company CEOs and the need to provide incentives calibrated to our long‑term strategy. In a competitive market, the Compensation Committee took note of lucrative pay packages that were announced in 2025 for AI professionals and believed it was important to offer a compensation package that would be more attractive than potential competing offers, particularly from companies in the AI market. The Compensation Committee's objective was to ensure that Mr. de Masi's compensation appropriately reflected his responsibilities as CEO, aligned with shareholder interests and incentivized the execution of the Company's strategic roadmap in an intensely competitive executive talent-market segment.

Annual Compensation. The key elements of Mr. de Masi's initial annual target total direct compensation are as follows:

Element	Form	Amount	Key Characteristics or Considerations
Base Salary	Cash	$500,000	Mr. de Masi's base salary was increased to $700,000 in August 2025 following his appointment to the additional role of Chairman of the Board.
Target Annual Bonus	Half Cash, Half RSUs	100% of salary	Earned based on performance against annual incentive targets.
Annualized Long-Term Incentive, or LTI (All PSUs)	2025 PSUs	$9,000,000 (representing one-third of a three-year grant)	Consisted of a grant of PSUs for the 2025-2027 performance cycle with cliff vesting after the three-year performance period. The number of shares (at target) was determining by dividing $27,000,000 by the stock price. (As described below, the value in the Summary Compensation Table is different due to technical accounting rules.) Earnout opportunity ranges from 0% to 200% of target shares based on achievement of a revenue goal at the end of three years (weighted 90%) and an Algorithmic Qubits goal (weighted 10%).

New Hire Make-Whole Compensation. Mr. de Masi also received the following new-hire related compensation to make him whole for a portion of compensation opportunities forfeited from prior service recipients, which was intended to induce him to join IonQ as CEO, in light of other opportunities available to him:

Form	Amount	Key Characteristics or Considerations
RSUs that cliff vest on second anniversary	$ 20,000,000	Awarded in February 2025. Intended to replace a portion of forfeited value from prior service recipient awards.

This RSU award was subject to reduction if Mr. de Masi forfeited less than $20,000,000 of compensation from prior service recipients. In the third quarter of 2025 the Board, without the participation of Mr. de Masi, after reviewing evidence of forfeiture in excess of $20,000,000, determined that the award should not be subject to reduction.

Recognition and Promotion Grant. In August 2025 upon Mr. de Masi's appointment to the additional role of Chairman, he received an award of RSUs with a grant date fair value of $20,000,000 that vests quarterly over three years. The grant also considered the importance of retention given our redefined business strategy, internal pay equity (including relative to the prior management team's compensation), updated publicly available compensation information and continued recruiting experience in the AI market.

Additional Stock Compensation Expense Reported in the Summary Compensation Table: In August 2025, the Compensation Committee reviewed the status of the 2025 PSU program, our updated business strategy and considerations around recruiting and ensuring equitable yet challenging opportunities. Following a thorough review, the Board, without Mr. de Masi present, at the recommendation of the Compensation Committee, approved the adjustment of all 2025 PSUs previously issued to align the revenue goals with an updated budget and business forecasts. This resulted in no change to the potential number of shares nor any acceleration of the vesting date. The applicable revenue target required to achieve maximum performance was adjusted to align with the business strategy and targets Mr. de Masi was hired to pursue. However, due to technical accounting rules, this resulted in an additional reported amount in the Summary Compensation Table for Mr. de Masi's 2025 PSU award of $24.7 million (partly due to the increase in the stock price since the award was originally granted (from $29.93 to $44.94)). The Board believes that aligning the performance goals under to Mr. de Masi's 2025 PSU award (and other 2025 PSUs) with our latest budget and business forecast is in our shareholders' best interest because it involves setting goals at rigorous, yet achievable levels that would incentivize executives to execute on strategic priorities and grow stockholder value, and so is consistent with pay-for-performance goals.

Mr. Singh

Mr. Singh was appointed our CFO and COO on September 4, 2025. The Board determined Mr. Singh was the right person for those roles based on his extensive public-company experience and deep expertise across finance, strategy and operations. With more than three decades of leadership in the technology sector, Mr. Singh brings significant financial acumen and experience, guiding companies through periods of transformative growth. Through his prior service on the Board as Audit Committee Chair and Lead Independent Director, he played a central role in strengthening our financial foundation, shaping strategic priorities and supporting commercial expansion, positioning him to step seamlessly into these roles as we advance our technological roadmap.

In connection with Mr. Singh's appointment as CFO and COO, the Compensation Committee approved a compensation arrangement designed to attract and retain a highly experienced executive while ensuring strong alignment with shareholder value. His base salary and annual incentive opportunity were benchmarked against high-growth technology peers, with a significant portion of total compensation delivered through at-risk, equity-based awards tied to our financial, operational and strategic priorities.

Annual Compensation. The key elements of Mr. Singh's initial annual target total direct compensation are as follows:

Element	Form	Amount	Key Characteristics or Considerations
Base Salary	Cash	$500,000	Competitive annual salary.
Target Annual Bonus	Half Cash, Half RSUs	100% of salary	Earned based on performance against annual incentive targets.
Annualized LTI (All PSUs)	2025 PSUs	$6,000,000 (representing one-third of a three-year grant)	Consisted of a grant of PSUs for the 2025-2027 performance cycle with cliff vesting after the three-year performance period. The number of shares (at target) was determined by dividing $18,000,000 by the stock price on the grant date. (As described below, the value in the Summary Compensation Table is different due to technical accounting rules.) Earnout opportunity ranges from 0% to 200% of target shares based on achievement of a revenue goal at the end of three years (weighted 90%) and an Algorithmic Qubits goal (weighted 10%).

New Hire Make-Whole and Inducement Compensation. Mr. Singh received the following new-hire related compensation to make him whole for certain compensation forfeited from prior service recipients, and to induce him to join us as CFO and COO, in light of other opportunities available to him:

Form		Amount	Key Characteristics or Considerations
RSUs that cliff vest on second anniversary	$	15,223,815 [1]	Intended to replace certain forfeited value from prior service recipient awards.
RSUs that vest quarterly over three years	$	6,750,000	Awarded to attract Mr. Singh to the role and induce him to give up other opportunities.

(1) €10,000,000 converted into United States dollars on the November 10, 2025 grant date following the submission of satisfactory evidence regarding rights to certain contingent compensation from prior service that was forfeited as a result of commencing employment with us, with the resulting dollar value converted into shares based on the closing price on Mr. Singh's start date.

Mr. Dacier

Mr. Dacier was appointed Chief Legal Officer and Corporate Secretary on July 14, 2025 and was subsequently promoted to Chief Administrative Officer, Chief Legal Officer and Corporate Secretary later in the third quarter. In July 2025, the Compensation Committee approved initial, annual target and new hire compensation consisting of the following:

Initial Annual Target Compensation			
Base Salary	$	550,000	
Target Annual Bonus	$	412,000	Equal to 75% of salary
Annualized LTI		$4,000,000 (representing one-third of a three-year grant)	Consisted of a grant of PSUs for the 2025-2027 performance cycle with cliff vesting after the three-year performance period. The number of shares (at target) was determined by dividing $12,000,000 by the stock price on the grant date. (As described below, the value in the Summary Compensation Table is different due to technical accounting rules.) Earnout opportunity ranges from 0% to 200% of target shares based on achievement of a revenue goal at the end of three years (weighted 90%) and an Algorithmic Qubits goal (weighted 10%). Goals were aligned to those established in August 2025 when the Board revised the goals for previously-awarded 2025 PSUs as described above.
New Hire Compensation			
Make-Whole RSU	$	400,000	Vests on the second anniversary of his start date
Sign-On RSU	$	4,500,000	To induce him to join the Company, in light of other opportunities available to him. Vests quarterly over three years.

Also see the description of the adjustment of all 2025 PSUs above, which due to technical accounting rules, resulted in an additional amount set forth in the Summary Compensation Table. Mr. Dacier did not receive any additional equity awards at the time of his promotion to Chief Administrative Officer in 2025.

Mr. Acosta

Mr. Acosta was appointed Chief Corporate Affairs and Government Relations Officer on October 6, 2025. The Compensation Committee approved initial, annual target compensation consisting of a $500,000 base salary, target annual bonus of $375,000 (equal to 75% of his salary) and an annualized long-term incentive award of $2,500,000 (representing one-third of a three-year grant), delivered entirely of PSUs starting with the 2025-2027 performance cycle, with the number of target shares determined by dividing $7,500,000 by the closing price on his start date (same as grant date). Mr. Acosta also received a sign-on RSU grant with a grant-date fair value of approximately $6,000,000, vesting over four years with a one-year initial "cliff" and a cash award of $1,500,000, to induce him to join us, in light of other opportunities available to him.

Mr. Millard

Mr. Millard was appointed Chief Business Officer on November 24, 2025. The Compensation Committee approved initial, annual target compensation consisting of a $500,000 base salary, target annual bonus of $500,000 (equal to 100% of his salary) and an annualized long-term incentive target award of $3,333,333 (representing one-third of a three-year grant), delivered entirely of PSUs for the 2026-2028 performance cycle, with the number of target shares determined by dividing $10,000,000 by the closing price on his start date, which was granted in February 2026, at the time that the Company established a 2026 PSU plan and granted PSUs to other employees. Mr. Millard also received a "make whole" RSU award with a grant-date fair value of approximately $3,000,000, with two-thirds vesting on December 10, 2025 and the remainder vesting on December 10, 2027 (the Compensation Committee provided for accelerated vesting of $2 million of the "make whole" award because Mr. Millard was required immediately to repay an approximately equivalent amount (after taxes) to his prior employer), with a prorated amount of such accelerated shares subject to clawback if Mr. Millard is terminated for Cause or resigns without Good Reason. Mr. Millard also received a sign-on RSU grant with a grant-date fair value of approximately $8,000,000, vesting over four years with a one-year initial "cliff."

2025 Business Highlights

Our executive compensation program is designed to align the compensation of our executives with our operating and financial performance to create sustainable value for our stockholders. Accordingly, our executive compensation decisions should be considered in the context of our financial and operational performance during 2025, including:

- Reported $130.0 Million of Annual Revenue, Representing 202% Year-Over-Year Growth, Fueled by Organic Growth and Commercial Traction.

- Beat Guidance for Both Top and Bottom Line.

- First Quantum Company with more Than $100 Million of Annual GAAP Revenue.

- Cash, Cash Equivalents, and Investments as of December 31, 2025 of $3.3 Billion.

- Expanded Agreement with QuantumBasel to Over $60 Million, Spanning Four Years and Four Generations of IonQ Systems.

- Sold Fifth-Generation, 100-Qubit System to KISTI, Anchoring the Country's Largest Quantum-Classical Compute Platform and Positioning Hybrid AI, HPC, and NVIDIA Acceleration at the Core of Korea's Next-Generation Compute Strategy.

- Deployed Large-Scale, Operational, National Quantum Networks in Switzerland, Slovakia and Romania.

- Scaled to Become the World's First Full-Stack Quantum Platform Company – Leading in Quantum Computing, Quantum Networking, Quantum Sensing, Quantum Security, and Quantum Merchant Supply.

Additionally, in January 2026, we announced an agreement to acquire SkyWater Technology, to create a well capitalized merchant supplier for the entire U.S. quantum industry.

Stockholder Engagement

We value ongoing, constructive feedback from our stockholders and view year-round engagement as an important input into our governance and compensation decision‑making. In addition to our regular engagement with investors through earnings calls, analyst meetings, and participation in investor and industry conferences, the Company undertook expanded, governance-focused stockholder outreach following the 2025 Annual Meeting, where our Say-on-Pay vote received approximately 64% support, which was well below our expectations. The Compensation Committee was disappointed by this result, and considered it essential to understand the reason for this level of support and engage with our stockholders regarding our compensation program. This vote related to the compensation awarded to the prior management team, which included large discretionary grants. This practice ended in 2025 and has not been used for the current management team.

As part of this engagement, we reached out to stockholders representing approximately 77% of our shares held by institutional investors and met with stockholders representing approximately 48% of our shares held by institutional investors. Ms. Chou, our Lead Independent Director and the Chair of our Compensation Committee, led conversations with several of our top investors. During these discussions, we heard valuable feedback on our executive compensation program and related disclosures that informed the Compensation Committee's decision-making. In particular, stockholders raised concerns about the grant of a one-time cash bonus to our former CEO and Chairman, Mr. Chapman and our disclosure with respect to the setting of certain performance targets and metrics and factors used to determine payouts for non-CEO bonuses. As further discussed in the table below, we addressed these concerns and other key themes raised by our stockholders in 2025, as we have not granted any named executive officer a one-time bonus and provided enhanced disclosure in this CD&A regarding our compensation setting process in 2025. This table illustrates how this feedback informed the Compensation Committee's deliberations and oversight of our executive compensation program.

Area of Stockholder Focus	The Board's Perspectives and Actions
Grant of time-based cash award to our former Chairman in lieu of long-term incentives	- Did not grant any similar cash discretionary awards in 2025 - Reaffirmed that the Compensation Committee does not expect to grant similar cash awards going forward, as it believes long-term equity incentives provide stronger alignment with sustained stockholder value creation through a combination of PSU and RSU awards
Additional disclosure around performance metrics included in incentive compensation program, rigor of targets, and impact to compensation outcomes	- Provided enhanced disclosures within the CD&A to detail the compensation-setting process and Board principles in overseeing and designing the compensation program - Enhanced disclosure describing financial and technical performance metrics used in our annual and long-term incentive programs, including the rationale for metric selection and alignment with our evolving strategy - Expanded discussion of target-setting rigor, including how performance goals are calibrated to be challenging yet achievable and how stretch opportunities are earned, along with detailed discussion of the reasons for actions taken in 2025
Preference for a significant majority of the program being "at-risk", and for a large proportion of performance-based compensation for equity awards	- Aligned compensation to measures that correlate strongly with our business performance - Maintained a compensation structure in which a substantial majority of target total direct compensation is variable and "at-risk" - Emphasized the use of performance-based equity awards, particularly PSUs tied to multi-year financial and operational objectives, to reinforce long-term stockholder alignment 2025 PSU program has been structured to prioritize revenue, which aligns with our go-forward business strategy and increases pay for performance alignment
Compensation peer group selection process, particularly given the complex and rapidly evolving nature of our business	- Utilized a blended peer group approach, incorporating companies across technology hardware, software, semiconductors, electronic equipment and IT services to reflect our unique operating profile, particularly in light of the limited number of pure-play quantum peers - Constructed the peer group to reflect the evolution of our business, including our shift from an operations-focused organization toward increased emphasis on revenue generation, strategic growth and M&A activity - Remain committed to annual review and refinement of the peer group to ensure continued relevance as our strategy, scale, market positioning and talent needs evolve

Cadence of equity awards and the use of front-loaded grants	• Recognized that quantum computing is among the most advanced and rapidly evolving technologies, requiring leadership from highly specialized individuals with unique, in-demand expertise and experience that is actively competed for across quantum, AI, national security, and advanced computing markets • Designed the structure and cadence of equity awards to attract and retain this specialized leadership talent, particularly in light of long development cycles, evolving leadership transition and the Company's strategic transformation • Structured equity awards to promote long-term commitment and sustained execution, while reducing annual grant frequency and reinforcing alignment with long-term stockholder value creation • Reduced maximum payout in respect of 2025 PSU program from 300% of target applicable to prior management team under the prior PSU program to 200% of target for the current management team
Response to the 2025 Say-on-Pay vote	• Conducted extensive outreach following our 2025 annual meeting, engaging with stockholders representing 23% of our outstanding shares to better understand voting perspectives • Identified key themes from engagements, including disclosure clarity, program complexity and equity award structure, and reflected these themes in program refinements and enhanced disclosure • Remain committed to ongoing stockholder engagement and to incorporating feedback as part of future compensation program design and governance decisions

Executive Compensation Philosophy and Objectives

We believe that a fundamental measure of our success will be the stockholder value we create as a direct result of our ability to bring quantum advantage to applications across a wide range of industries over the medium to long term.

Our ability to deliver on the promise of quantum computing depends on our ability to attract, retain and motivate the most qualified and talented people to operate our Company. It also relies on our ability to execute with the highest velocity, accelerate our technical and financial roadmaps and take advantage of our current capital position, putting every dollar to work in the most effective way.

Our executive compensation philosophy is founded on the following guiding principles:

Principle	Practice
Pay for Performance	We connect compensation to measures that correlate strongly with business performance. A significant portion of executive compensation is "at-risk" and in long-term equity linked to company performance, including delivery of financial, operational and strategic priorities.
Alignment with Strategy	We balance short-term financial results with long-term strategic objectives through thoughtful selection of metrics that evolve with our business strategy. Our use of pre-established, business-critical metrics ensures compensation is directly tied to our growth and innovation goals.
Attract and Retain Key Talent	We provide competitive compensation that allows us to attract, retain, and motivate top talent, sometimes from larger, well-established technology companies. Compensation and benefits are evaluated compared to market data and an appropriate peer group.
Risk Prudence	We reward achievement of challenging corporate objectives and exceeding rigorous performance goals, without encouraging inappropriate risk-taking. We structure our program so that it is aligned with both corporate governance best practices and our strategic priorities.

Compensation-Setting Process

Role of Our Compensation Committee

Compensation decisions for our executives are made by our Compensation Committee, which is responsible for reviewing, evaluating and approving the compensation arrangements, plans, policies and practices for our NEOs, other than our CEO, with respect to whom compensation decisions are made by the Board, without his participation.

For 2025, our Compensation Committee, after consulting with its independent compensation consultant and our management team, established our corporate performance objectives and set the compensation of our NEOs other than our CEO. This included making decisions with respect to base salary adjustments and approving the corporate performance objectives, target annual incentive compensation opportunities and LTI awards for those NEOs, as well as the compensation arrangements of newly hired executive officers.

Role of Management

In fulfilling its responsibilities, our Compensation Committee collaborates with members of our management team, including our CEO, CFO and COO, CAO and CLO and Chief People Officer. Typically, our management team (together with our compensation consultant) assists our Compensation Committee in the execution of its responsibilities by providing information on corporate and individual performance, market data and management's perspective and recommendations on compensation matters.

Except with respect to his own compensation, our CEO makes recommendations to our Compensation Committee regarding compensation matters, including the compensation of our executive officers. Our CEO also typically participates in meetings of our Compensation Committee when executive compensation matters are being determined, except with respect to his own compensation, which is decided by the Board, without his participation, on the recommendation of our Compensation Committee.

Role of Compensation Consultant

Our Compensation Committee is authorized to retain the services of one or more executive compensation advisors from time to time, as it sees fit, in performing its duties.

To assist us in executing our executive compensation strategy and guiding principles, assessing current executive total compensation levels against competitive market practices, developing a compensation peer group and advising on potential executive compensation decisions for 2025, our Compensation Committee engaged Meridian Compensation Partners LLC, or Meridian, a national compensation consulting firm. Our Compensation Committee provided Meridian with instructions regarding the goals of our executive compensation program and the parameters of the competitive review of executive officer compensation packages that it was to conduct. In particular, the Compensation Committee instructed Meridian to analyze whether the compensation packages of our executive officers were consistent with our compensation philosophy and competitive relative to market practice. The Compensation Committee further instructed Meridian to evaluate the following components to assist it in establishing 2025 compensation: base salary; target and actual annual incentive compensation; target and actual total cash compensation (base salary and target incentive compensation); LTI compensation; target and actual total direct compensation (base salary, annual incentive compensation and annualized LTI grant value); and beneficial ownership of our common stock.

Meridian provides no other services to us than those related to executive and non-employee director compensation matters on behalf of the Compensation Committee. Our Compensation Committee has assessed the independence of Meridian, taking into account, among other things, the factors set forth in Exchange Act Rule 10C-1 and the NYSE listing standards, and has concluded that no conflict of interest exists with respect to the work that Meridian performed and performs for us.

Use of Competitive Data

To assess the competitiveness of our executive compensation program and to assist in setting compensation levels, Meridian analyzed market data for the compensation peer group approved by the Compensation Committee, as well as the best-available pay-survey data as identified by Meridian. Data on peer group pay practices and policies also were compiled and analyzed by Meridian to inform related decisions by the Compensation Committee.

Competitive Positioning

In 2025, our Compensation Committee continued to compare and analyze our executive compensation program with that of a formal compensation peer group of companies that is updated annually.

Executive Compensation Peer Group

Our Compensation Committee evaluates the competitiveness of our compensation programs by reference to our peer group, but does not benchmark with respect to any particular element of compensation.

Through November 2025, our Compensation Committee used a peer group approved in 2024 that considered the following criteria: (i) U.S.-listed development-stage companies focused on technology hardware, software, semiconductors, electronic equipment and IT services; (ii) revenues under $1 billion; and (iii) market capitalization generally between $100 million and $10 billion. Other considerations were proxy advisor peers, number of employees and on-chip technology. As a result, the following group comprised our executive compensation peer group for 2025 executive compensation decisions:

A10 Networks, Inc. (ATEN)	Aeva Technologies, Inc. (AEVA)	Ambarella, Inc. (AMBA)
Appian Corporation (APPN)	Aurora Innovation, Inc. (AUR)	C3.ai, Inc. (AI)
Commerce.com, Inc. (CMRC)	Couchbase, Inc. (BASE)	Credo Technology Group Holding Ltd (CRDO)
Impinj, Inc. (PI)	Jamf Holding Corp. (JAMF)	MaxLinear, Inc. (MXL)
MicroVision, Inc. (MVIS)	Navitas Semiconductor Corporation (NVTS)	Onto Innovation Inc. (ONTO)
QuantumScape Corporation (QS)	SiTime Corporation (SITM)	SoundHound AI, Inc. (SOUN)
Sprout Social, Inc. (SPT)	Tenable Holdings, Inc. (TENB)	

A new peer group was approved by the Compensation Committee in November 2025, which reflected our rapid growth and updated strategic considerations. In selecting this peer group, the Compensation Committee looked to companies with an AI-related business platform focused on quantum computing, cloud services, networking, sensing, cybersecurity or chips. It also focused on companies with revenues and market capitalization values ranging from 0.5-to-5 times those of IonQ, reflecting common-and-accepted market practice, while retaining flexibility to add other direct talent-market competitors. The Compensation Committee also considered companies with market capitalization-to-revenue multiples in excess of 10 times, indicating high-growth potential, and also considered proxy advisor identified peers as well as peers of direct peers for reference. Following this analysis, the Compensation Committee selected the 15 companies listed below:

Applied Digital Corporation (APLD)	Arm Holdings plc (ARM)	Astera Labs, Inc. (ALAB)
C3.ai, Inc. (AI)	Check Point Software Technologies (CHKP)	CoreWeave, Inc. (CRWV)
Credo Technology Group Holding Ltd (CRDO)	DigitalOcean Holdings, Inc. (DOCN)	D-Wave Quantum Inc. (QBTS)
Palantir Technologies Inc. (PLTR)	Rigetti Computing, Inc. (RGTI)	Samsara Inc. (IOT)
SiTime Corporation (SITM)	SoundHound AI, Inc. (SOUN)	Snowflake (SNOW)

Elements of Compensation

Our executive compensation program for 2025 reflected our stage of development as a growing publicly traded company. As reflected in our general compensation philosophy and objectives, our executive compensation program is intended to reward performance, attract and retain exceptional talent and reward stockholder returns. Accordingly, our key executive compensation actions in 2025 advanced these objectives:

Compensation Element	Compensation Principle	Alignment to Performance
Base Salary	Provide competitive, fixed compensation to attract and retain exceptional talent.	Reviewed annually and informed by individual performance and peer data, among other factors.
Annual Bonus	Connect compensation to achievement of rigorous, pre-established financial and operating goals, without encouraging inappropriate risk-taking.	Incentivizes NEOs to achieve business-critical goals using an Objectives and Key Results, or OKR, framework.[1] Penalty for underachievement and reward for over-achievement is moderate to mitigate compensation-related risk and focus on our resilience and sustainabiity over time.
Long-Term Incentive Awards (1) PSUs	Reward long-term strategic performance that drives stockholder value growth.	Encourages focus on long-term value creation by aligning management and stockholder interests.
(2) Service-Vesting RSUs	Retain and motivate key talent.	Ties long-term realized compensation to the stockholder experience across the vesting horizon.

(1) For goals, see the section entitled "*2026 Annual Incentive Compensation*."

Our Board has delegated to the Compensation Committee authority and responsibility for establishing and overseeing salaries, incentive compensation plans and other forms of compensation for our executive officers, including NEOs, general remuneration policies for the balance of our employee population and for overseeing and administering our equity incentive and benefits plans.

What We Do	What We Do Not Do
✓ **Annual Review**. We annually review our executive compensation program, including identification of appropriate peer companies based on objective selection criteria to inform pay decisions.	× **No Executive-Only Retirement Benefits**. We do not offer pension arrangements, retirement plans or nonqualified deferred compensation plans or arrangements to our executive officers, other than the plans available to all employees.
✓ **At-Risk Compensation**. Over 90% of our CEO's and CFO and COO's compensation, and over 85% of the rest of our currently serving NEOs' compensation, is variable and "at risk."	× **No Excise Tax Gross-Ups**. Our Executive Severance Plan described below does not include golden parachute tax gross-up provisions.
✓ **Performance-Based Equity**. We continue to use a mix of time- and performance-based equity as a significant part of our compensation program, with more than half of regular ongoing grant value performance-based for our NEOs.	× **No "Single-Trigger" Change-in-Control Severance Benefits.** Potential Change-in-Control, or CIC, payments and benefits are received only in connection with the termination of employment without cause or for good reason in connection with or following a CIC.
✓ **Stockholder Responsiveness.** We have ongoing stockholder engagement to receive feedback on our executive compensation program.	× **No timing of equity grants to release of material non-public information.** We do not have a policy or practice to time equity awards to the release of material non-public information.
✓ **Independence**. Our Compensation Committee is composed solely of independent directors and makes all executive compensation decisions except those that it determines to delegate to the Board, with Mr. de Masi not participating in any discussion relating to his compensation.	× **No repricing of underwater stock options.** We do not reprice underwater stock options without stockholder approval.

✓ **Compensation Risk Mitigation**. We annually assess compensation-related risk to the Company and have balance in our program design; policies to mitigate risk include ownership guidelines, a clawback policy, hedging and pledging prohibitions and Compensation Committee oversight of commission and incentive arrangements below the executive level.

✓ **Compensation Consultant**. Our Compensation Committee engages its own independent compensation consultant to assist with its compensation reviews.

Executive Compensation Program Components

The following describes each component of our executive compensation program, the rationale for each, and how the compensation amounts and awards were determined for 2025.

Base Salary

Base salary is the primary fixed component of our executive compensation program. We use base salary to compensate our NEOs for services rendered during the year and to ensure that we remain competitive in attracting and retaining executive talent.

Our Compensation Committee reviews our NEOs' base salaries at least annually and adjusts them as it determines to be reasonable and necessary to reflect the scope of an NEO's performance, contributions, responsibilities, experience, prior salary level, position (in the case of a promotion) and market conditions. We typically establish the initial base salary of an NEO through arm's-length negotiation at the time, after taking into consideration his or her position, qualifications, experience, salary expectations and the base salaries of our other executives.

In December 2024, the Board, without Mr. Chapman present, increased Mr. Chapman's base salary effective January 1, 2025. The salary increase reflected peer group market data for comparable positions provided by Meridian, as well as Mr. Chapman's contributions, experience and mix of total compensation elements. In February 2025, the Compensation Committee increased Mr. Kramer's base salary by less than 3% effective April 1, 2025, as part of his regular review. All new-hire salaries reflected market considerations and provided a total compensation mix that emphasized performance-based LTI, while balancing current cash needs and short-term incentives that varied for individuals based on prior pay history and internal equity. Mr. de Masi's initial salary of $500,000 was increased to $700,000 when he assumed responsibility as Chairman of the Board in August 2025, which was commensurate with Mr. Chapman's ending salary in that role and supported by market data for peers.

Our NEOs' base salaries for 2025 were as follows:

Named Executive Officer		2025 Ending Base Salary
Current Executive Officers		
Niccolo M. de Masi	$	700,000
Inder M. Singh	$	500,000
Paul T. Dacier	$	550,000
Dean P. Acosta	$	500,000
Scott F. Millard	$	500,000
Former Executive Officers		
Peter H. Chapman[1]	$	700,000
Thomas G. Kramer[1]	$	424,360

(1) The 2025 ending base salary shown in this table is as of his last date of employment.

2025 Annual Incentive Compensation

Our 2025 incentive compensation plan focused on incentivizing and rewarding achievement of a select set of our most business-critical goals and metrics, which are shorter-term in nature and aligned to the current year, using an OKR framework.

Each year the Compensation Committee establishes a set of critical Company OKRs that drive stockholder value creation and weighting for each OKR. The set of OKRs includes committed OKRs, which are binary—the metric must be met to contribute the full weighted amount of bonus to the pool. There are also aspirational OKRs which contribute to the final bonus pool and will be measured on a prorated basis of success once the metric of the committed goal is met.

Earned annual incentive compensation is paid out from 0% to 200% of applicable target amounts. Penalty for underachievement and reward for over-achievement is moderate to mitigate compensation-related risk and focus on our resilience and sustainability over time.

NEOs were eligible to earn up to 200% of their target bonus based on achievement against eight equally weighted financial and technical goals. Two of the goals were to book the midpoint of 2025 revenue and bookings guidance during the year. Two of the goals were to book the high end of the 2025 revenue and bookings guidance ranges. One of the goals was to achieve #AQ64 by the end of the year. The three remaining goals were specific, competitively sensitive technical milestones relating to fidelity and error correction. We believe that the disclosure of the specific technical milestones would cause us competitive harm and are therefore not reporting them in detail. We believe that the four technical milestones represented competitive stretch targets for our technical teams.

In August 2025, the Compensation Committee modified the 2025 annual incentive compensation plan to remove two metrics originally established at the beginning of 2025 that were no longer relevant based on our fast-moving growth and strategic progression. The two bookings goals were removed, with their associated targets reallocated to the revenue goals, such that each revenue goal was weighted at 50% out of a possible total of 200%. The Compensation Committee took this action for continued strategic relevance. The midpoint of the revenue guidance range was $85 million and the high end was $95 million. The Compensation Committee determined that for purposes of assessing achievement under these revenue goals, revenues attributable to acquisitions after adoption of the plan would not be considered.

Additionally, the Compensation Committee reserved flexibility to adjust the amounts payable with respect to our NEOs based on individual performance factors.

During 2025, no NEO's target bonus opportunity was increased. In determining Mr. de Masi's target bonus opportunity, the Board, without Mr. de Masi present, considered market data and the mix of total compensation elements. In setting the target bonus opportunity for the other NEOs who joined during 2025, the Board and the Compensation Committee, as applicable, did the same.

In February 2026, the Compensation Committee reviewed achievement against our 2025 incentive compensation plan OKRs and determined that we had achieved the OKRs as follows:

- Two of the four technical metrics, including achieving #AQ64, had been achieved, resulting in a 50% bonus contribution out of the total 200% possible achievement;

- The midpoint of revenue guidance metric had been achieved, resulting in a 50% bonus contribution out of the total 200% possible achievement; and

- The high point of revenue guidance metric had also been achieved at 108%, resulting in a 54% bonus contribution after applying the 50% weight, as a result of $95.8 million in eligible revenues having been achieved in 2025.

As a result, the achievement percentage was 154%. The Compensation Committee determined not to exercise judgment to alter the bonus pool payable for 2025, or make any individual performance adjustments to any NEO.

The following table shows the target and earned bonus amounts for each of our NEOs. Both the target and earned bonus amounts reflect proration for each applicable NEO's start date.

Named Executive Officer	Target Bonus as Percentage of Base Salary	Target Bonus Amount	Bonus Earned in 2025[1]
Current Executive Officers			
Niccolo M. de Masi	100%	$ 501,705	$ 772,625
Inder M. Singh	100%	$ 160,985	$ 247,917
Paul T. Dacier	75%	$ 192,188	$ 295,969
Dean P. Acosta	75%	$ 89,489	$ 137,812
Scott F. Millard	100%	$ 52,083	$ 80,208
Former Executive Officers			
Peter H. Chapman[2]	100%	$ —	$ —
Thomas G. Kramer[3]	65%	$ —	$ —

(1) Bonus amounts were earned based on a dollar amount and 50% of that dollar amount was converted to RSUs based on the closing price of our common stock on the NYSE on the day prior to the grant, rounded to the nearest whole share, and vesting in full on March 10, 2026, and 50% was paid in cash.

(2) Mr. Chapman was not eligible for an annual bonus for 2025 as a result of the discretionary cash bonus awarded to him by the Board.

(3) Mr. Kramer was released in September 2025, and he was accordingly not eligible for an annual bonus.

Long-Term Incentive Compensation

We use ongoing LTI awards to incentivize and reward our executives (including our NEOs) for long-term corporate performance, primarily in equity to align the interests of our executives with those of our stockholders.

In addition, we grant equity awards to our executives when our Compensation Committee determines that such awards are necessary or appropriate to recognize corporate and individual performance, in recognition of a promotion or to achieve our retention objectives. To date, we have not applied a rigid formula in determining the size of these equity awards. Instead, our Compensation Committee has determined the size of such equity awards for an individual executive after taking into consideration market data compiled from our compensation peer group, the equity award recommendations of our CEO, the scope of an executive's performance, contributions, responsibilities and experience and the amount of equity compensation held by the executive, including the current economic value of his outstanding unvested equity awards and the ability of this equity to satisfy our retention objectives, market conditions and internal equity considerations.

As discussed in greater detail above, each of our NEOs who is a current employee began service as an employee in 2025 and therefore received sign-on equity grants in 2025. The PSU portion of the ongoing equity grants for each newly hired NEO was intended to represent multiple years of annual PSUs. All currently serving NEOs other than Mr. Millard received a grant of 2025 PSUs, which vest in early 2028 based on performance from 2025 through 2027. Due to his having started in late November, Mr. Millard's PSUs are 2026 PSUs, which vest in early 2029 based on performance from 2026 through 2028.

As discussed above, the Board, without Mr. de Masi present, determined that the 2025 PSU program should vest 90% based on revenue and 10% based on AQ achievement, a significant shift from the metrics used in 2023 and 2024 when the performance metrics for the PSUs were weighted equally between revenue and AQ achievement. This shift was intentional and was designed to reflect our (i) updated business strategy and forecast and (ii) decision to shift to logical qubits and physical qubits as a measure of technical development.

The following table shows the different components of the amounts set forth in the Stock Awards column in the Summary Compensation Table below for our NEOs who are continuing employees and were hired in 2025:

Name	Initial Accounting Value[1]	Incremental Value from Adjustments[2]	New Hire Make-Whole RSUs	New Hire Sign-On Inducement RSUs	Other
Niccolo M. de Masi	$ 23,625,006	$ 24,662,219	$ 20,000,004	$ —	$ 19,999,996 [3]
Inder M. Singh	$ 36,000,007	$ —	$ 15,223,815	$ 6,749,980	$ 218,480 [4]
Paul T. Dacier	$ 16,699,972	$ 7,735,504	$ 400,011	$ 4,500,008	$ —
Dean P. Acosta	$ 15,000,043	$ —	$ —	$ 6,000,001	$ —
Scott F. Millard[5]	$ —	$ —	$ 2,999,981 [6]	$ 7,999,981	$ —

(1) The accounting values for the new hire PSUs set forth in the Summary Compensation Table are different than the targeted grant values described in the narrative above because this number reflects technical accounting rules, which reflect both stock price and probable outcome at the time of grant.

(2) See the description of the adjustments in 2025 above to align the new PSU program with updated business strategy and other considerations.

(3) See the section entitled "Recognition and Promotion Grant" above.

(4) Reflects shares granted as compensation for service as a non-employee director prior to executive appointment.

(5) No amounts are shown for Mr. Millard's PSU award, because it was not granted until 2026.

(6) Mr. Millard's "make whole" RSU award had a grant-date fair value of approximately $3,000,000, with two-thirds vesting on December 10, 2025 and the remainder vesting on December 10, 2027; if Mr. Millard were to be terminated for cause or resign without Good Reason prior December 10, 2027, he would be required immediately to repay a prorated amount of the shares.

Executive Compensation Policies

While our Board has overall responsibility for risk oversight, the Compensation Committee, with the assistance of its independent compensation consultant, annually reviews and discusses the risks that relate to our compensation program, including incentive and commission arrangements below the executive level. The following are executive compensation policies intended to mitigate our compensation-related risk:

Stock Ownership Guidelines

In 2024, our Compensation Committee approved robust stock ownership guidelines for our executives, as outlined below. Shares owned outright or beneficially owned in a trust for family members, shares allocated to individual accounts in company plans and unvested RSUs count toward the guidelines. Covered executives are expected to achieve the guidelines within five years of initial application and have three years to acquire incremental shares if their guideline multiple is later increased due to promotion or a market update. Net after-tax shares distributed from the compensation program must be held if the guideline is not achieved by the expected time. At March 31, 2026, all of our NEOs and all members of the Board were either in compliance with these stock ownership guidelines or were on their way to meeting the guidelines within the required time period.

Covered Positions	Salary Multiple
CEO	5x
Other NEOs/Senior Executives	3x
Leadership Team members	1x

Compensation Recoupment

The IonQ, Inc. Incentive Compensation Recoupment Policy is our comprehensive policy on recoupment of compensation. This policy covers all individuals who are or were ever designated as an "officer" by the Board in accordance with Exchange Act Rule 16a-1(f). Under this policy, in the event of a financial restatement (whether or not this involves misconduct on the part of the covered individual) or a recalculation of a financial metric affecting an award, we have the right to recover from any covered individual annual incentive payments and gains realized from vested long-term incentive awards. The full text of our Incentive Compensation Recoupment Policy may be obtained by accessing our filings on the SEC's website at *www.sec.gov*.

Welfare and Other Employee Benefits

Our NEOs are eligible to participate in our employee benefit plans, including medical, dental, vision, disability and life insurance, in each case on the same basis as all of our other full-time employees.

Our NEOs are eligible to participate in a defined contribution retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax advantaged basis. Eligible employees may defer eligible compensation on a pre-tax or after-tax (Roth) basis, up to the statutorily prescribed annual limits on contributions under the Internal Revenue Code of 1986, as amended, which we refer to as the Code. Contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. We currently make matching contributions into the 401(k) plans on behalf of participants equal to 100% of participants' contributions up to 5% of their compensation, subject to the legal maximum. Participants are always vested in their contributions to the plan. Participants vest in their Company matching and nonelective contributions under a two-year graded vesting schedule. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan's related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan (except for Roth contributions) and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Perquisites and Other Personal Benefits

We do not consider perquisites or personal benefits to be a material component of our executive compensation program.

Policies and Practices Related to the Grant of Certain Equity Awards

We have not granted, nor do we intend to grant, stock options in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcement, and, we have not taken, nor do we intend to take, material nonpublic information into account when determining the timing or terms of stock options. Similarly, we have not timed, nor do we intend to time, the release of material nonpublic information for the purpose of affecting the value of executive compensation or for any other purpose.

Accounting and Tax Considerations

Section 162(m) of the Internal Revenue Code limits the amount that we can deduct for compensation paid to our CEO and certain other highly compensated officers to $1,000,000 per person. Our Compensation Committee intends to maintain an approach to executive compensation that is intended principally to link pay to performance, and so deductibility is not a material factor considered.

We account for equity-based compensation under FASB ASC Topic 718, which generally requires companies to measure the compensation expense for such awards. This is not generally a material factor in determining executive compensation.

Report of the Compensation Committee

The Compensation Committee oversees our compensation policies, plans and benefit programs. It has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management. Based on such review and discussions, it has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Compensation Committee

Kathryn K. Chou (Chair)
William F. Scannell
William J. Teuber, Jr.

This Report of the Compensation Committee does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other filing by us under the Securities Act or the Exchange Act, except to the extent we specifically incorporate the Report by reference therein.

Summary Compensation Table

The following table sets forth information for each of the last three completed years regarding compensation awarded to or earned by NEOs during the years indicated:

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Non-Equity Incentive Plan Compensation[4] ($)	All Other Compensation[5] ($)	Total ($)
Niccolo M. de Masi *Chairman, President & CEO*	2025	501,705	—	88,287,225	772,625	20,170	89,581,725
Inder M. Singh *CFO & COO*	2025	160,985	—	58,192,283	247,917	78,008	58,679,193
Paul T. Dacier *CAO, CLO & Secretary*	2025	256,250	—	29,335,495	295,969	10,687	29,898,401
Dean P. Acosta *CCAGRO*	2025	119,318	—	21,000,044	137,812	225	21,257,399
Scott F. Millard *CBO*	2025	52,083	—	10,999,963	80,208	1,192	11,133,446
Peter H. Chapman *Former President & CEO*	2025	495,833	10,000,000	—	—	1,824,610	12,320,443
	2024	505,000	10,000,000	12,169,873	—	693	22,675,566
	2023	481,250	—	413,054	440,000	4,371	1,338,675
Thomas G. Kramer *Former CFO*	2025	297,498	—	862,058	—	783,173	1,942,729
	2024	409,000	—	954,095	99,500	5,741	1,468,336
	2023	372,000	—	8,229,833	210,000	4,300	8,816,133

(1) The base salary amounts reflect the increases in base salary described in the CD&A for Mr. de Masi effective August 16, 2025 and for Mr. Kramer effective April 1, 2025.

(2) The amounts reported for Mr. Chapman reflect a discretionary cash bonus awarded to Mr. Chapman by the Board, payable in two equal installments of $10,000,000 on December 31, 2024 and December 31, 2025. In connection with Mr. Chapman's departure, he received the second installment of this bonus despite his departure before December 31, 2025.

(3) The amounts reported represent the grant-date fair value of the RSUs and PSUs granted to our NEOs during the relevant year as computed in accordance with FASB ASC 718, without taking into account any estimated forfeitures related to service-vesting conditions. The PSUs granted to Mr. Chapman in 2024 were on our 2023 PSU plan. For PSUs, the grant-date fair value reported is based on the probable outcome of the performance condition as of the grant date. The aggregate grant-date fair value of the PSUs, assuming the highest level of achievement under the award, is as follows for each NEO who received a PSU award:

Executive	Maximum Achievement Payout for PSUs Granted in 2023	Maximum Achievement Payout for PSUs Granted in 2024	Maximum Achievement Payout for PSUs Granted in 2025
Niccolo M. de Masi	$ —	$ —	$ 54,000,005
Inder M. Singh	$ —	$ —	$ 36,000,007
Paul T. Dacier	$ —	$ —	$ 23,999,989
Dean P. Acosta	$ —	$ —	$ 15,000,043
Peter H. Chapman	$ —	$ 14,559,839	$ —
Thomas G. Kramer	$ 19,520,755	$ —	$ —

In addition, for Messrs. de Masi and Dacier, the reported amounts include amounts related to the adjustment of PSUs as described in the Compensation Discussion and Analysis, as set forth in the Grants of Plan-Based Awards table below.

(4) The reported amounts represent cash payments under our annual incentive plans for the respective years and, for 2025, the aggregate payment under the applicable annual incentive plan, including both cash and equity components. As

described in greater detail in the CD&A, our annual incentive program for 2025 paid out earned amounts to executives half in cash and half in RSUs that vested on March 10, 2026.

(5) The other compensation reported in this column for 2025 includes the items shown below for each executive. For prior years, the amounts reported include 401(k) matching contributions and life insurance premiums. Health and welfare benefits are not reported to the extent that these benefits are generally available to all other employees. As permitted by the SEC's disclosure rules, we have excluded perquisites and personal benefits to the extent that the total value for any NEO is less than $10,000.

Executive	Severance(a)	Cash Board Retainer(b)	401(k) Matching Contribution	Other(c)	Total
Niccolo M. de Masi	$ —	$ 10,578	$ 9,492	$ 100	$ 20,170
Inder M. Singh	$ —	$ 77,733	$ —	$ 275	$ 78,008
Paul T. Dacier	$ —	$ —	$ 10,312	$ 375	$ 10,687
Dean P. Acosta	$ —	$ —	$ —	$ 225	$ 225
Scott F. Millard	$ —	$ —	$ 1,042	$ 150	$ 1,192
Peter H. Chapman	$ 1,817,318	$ —	$ 7,292	$ —	$ 1,824,610
Thomas G. Kramer	$ 777,498	$ —	$ 5,250	$ 425	$ 783,173

(a) Represents cash severance, including continued payment of health care premiums, required to be paid to the applicable NEO pursuant to our Executive Severance Plan in connection with his departure.

(b) Represents cash amounts paid to the applicable NEO in connection with his service on the Board as an Eligible Director before his appointment as an employee.

(c) Represents de minimis gift cards and technology reimbursements available to all employees.

2025 Grants of Plan-Based Awards

The following table presents information concerning each grant of a plan-based award made to a NEO in 2025.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)		Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)(3)
		Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Niccolo M. de Masi	02/26/2025(4)	—	—	—	—	—	668,226	20,000,004
Chairman, President & CEO	08/13/2025(5)	—	—	—	—	—	485,319	19,999,996
	02/26/2025	—	—	405,947	902,105	1,804,210	—	23,625,006
	08/11/2025(6)	—	—	—	—	—	—	24,662,218
	—	501,705	1,003,410	—	—	—	—	—
Inder M. Singh	06/18/2025(7)	—	—	—	—	—	5,513	218,480
CFO & COO	09/04/2025(5)	—	—	—	—	—	160,294	6,749,980
	11/10/2025(8)	—	—	—	—	—	274,947	15,223,815
	09/04/2025	—	—	192,353	427,452	854,904	—	36,000,007
	—	160,985	321,970	—	—	—	—	—
Paul T. Dacier	07/14/2025(4)	—	—	—	—	—	9,432	400,011
CAO, CLO & Secretary	08/13/2025(5)	—	—	—	—	—	109,197	4,500,008
	07/14/2025	—	—	127,328	282,952	565,904	—	16,699,972
	08/11/2025(6)	—	—	—	—	—	—	7,735,505
	—	192,188	384,376	—	—	—	—	—
Dean P. Acosta	10/06/2025(9)	—	—	—	—	—	75,959	6,000,001
CCAGRO	10/06/2025	—	—	47,475	94,949	189,898	—	15,000,043
	—	89,489	178,978	—	—	—	—	—
Scott F. Millard	11/24/2025(9)	—	—	—	—	—	171,086	7,999,981
CBO	11/24/2025(10)	—	—	—	—	—	64,157	2,999,981
	—	52,083	104,166	—	—	—	—	—
Peter H. Chapman	—	—	—	—	—	—	—	—
Former President & CEO								
Thomas G. Kramer	02/21/2025(11)	—	—	—	—	—	27,160	862,058
Former CFO	—	275,834	551,668	—	—	—	—	—

(1) The amounts reported reflect the target and maximum performance-based incentive compensation amounts that could have been paid under the 2025 annual bonus program. The types and weighting of the performance measures under that program are described in the CD&A, and amounts earned under the plan are payable 50% in cash and 50% in RSUs. Each of Messrs. de Masi, Singh, Dacier, Acosta and Millard began employment during 2025, and they were eligible to receive prorated payments; the reported amounts reflect the applicable proration. The reported amounts also assume

service throughout 2025 for Mr. Kramer, who was released before payment of the bonus, and who therefore was not eligible to receive a payment under the program. Mr. Chapman was not eligible to receive a payment under the program due to the discretionary cash bonus awarded to him.

(2) The amounts reported reflect the threshold, target and maximum number of shares of our common stock for which the PSUs granted in 2025 may be settled, based on the performance measures described in the CD&A. All such PSUs cover a performance period of January 1, 2025 through December 31, 2027 and vest in full on the date that the Compensation Committee certifies performance during the period, which must be no later than February 29, 2028.

(3) This column shows the grant-date fair value of each equity award computed in accordance with FASB ASC Topic 718. These grant-date fair values do not take into account any estimated forfeitures relating to service-vesting conditions.

(4) The reported securities are RSUs that vest in full on the second anniversary of the grant date, subject to continued service with us.

(5) The reported securities are RSUs that vest over three years, with 1/12th of the reported shares vesting quarterly on each March 10, June 10, September 10 and December 10, subject to continued service with us.

(6) The reported amounts reflect the technical accounting valuations resulting from the adjustments to PSUs approved by the Board as described in the Compensation Discussion and Analysis.

(7) The reported securities are RSUs that vest in full on the earlier of (i) the date of the Company's 2026 Annual Meeting of Stockholders and (ii) June 18, 2026, subject to continued service with us.

(8) The reported securities are RSUs that vest in full on September 10, 2027, subject to continued service with us.

(9) The reported securities are RSUs that vest over four years, with 25% of the reported shares vesting on December 10, 2026 and 1/16th of the reported shares vesting quarterly on each subsequent March 10, June 10, September 10 and December 10, subject to continued service with us.

(10) The reported securities are RSUs, 2/3 of which vested on December 10, 2025 and 1/3 of which vest on December 10, 2027, subject to continued service with us.

(11) The reported securities are RSUs that were scheduled to vest over four years, with 1/16th of the reported shares vesting quarterly on each March 10, June 10, September 10 and December 10, subject to continued service with us. The vesting of the reported securities was accelerated in connection with the termination of Mr. Kramer's employment on September 4, 2025.

Outstanding Equity Awards at December 31, 2025

The following table presents information regarding outstanding equity awards held by our NEOs as of December 31, 2025. All awards were granted pursuant to the 2021 Plan.

Name	Grant Date	Option Awards[1] — Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Stock Awards[2] — Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4]
Niccolo M. de Masi	01/14/2022	8,320	12.93	01/13/2032	—	—	—	—
Chairman, President & CEO	05/25/2022	32,050	5.72	05/24/2032	—	—	—	—
	06/30/2023	14,860	13.53	06/29/2033	—	—	—	—
	02/26/2025[5]	—	—	—	668,226	29,983,301	—	—
	02/26/2025[6]	—	—	—	—	—	405,947	18,214,842
	08/13/2025[7]	—	—	—	404,433	18,146,909	—	—
Inder M. Singh	05/25/2022	10,000	5.72	05/24/2032	—	—	—	—
CFO & COO	06/18/2025[8]	—	—	—	5,513	247,368	—	—
	09/04/2025[7]	—	—	—	133,579	5,993,690	—	—
	09/04/2025[6]	—	—	—	—	—	192,353	8,630,879
	11/10/2025[9]	—	—	—	274,947	12,336,872	—	—
Paul T. Dacier	07/14/2025[5]	—	—	—	9,432	423,214	—	—
CAO, CLO and Secretary	07/14/2025[6]	—	—	—	—	—	127,328	5,713,207
	08/13/2025[7]	—	—	—	90,998	4,083,080	—	—
Dean P. Acosta	10/06/2025[10]	—	—	—	75,959	3,408,280	—	—
CCAGRO	10/06/2025[6]	—	—	—	—	—	47,475	2,130,203
Scott F. Millard	11/24/2025[10]	—	—	—	171,086	7,676,629	—	—
CBO	11/24/2025[11]	—	—	—	21,386	959,590	—	—
Peter H. Chapman	—	—	—	—	—	—	—	—
Former President & CEO								
Thomas G. Kramer	—	—	—	—	—	—	—	—
Former CFO								

(1) No NEO held unvested options as of December 31, 2025.

(2) Under the terms of the award agreements, if an NEO experiences a covered termination, any shares of common stock subject to a then-unvested RSU or PSU award that is subject to time-based vesting will become vested. Acceleration with respect to such awards subject to performance-based vesting will be governed by the terms of the award agreement. See the section above titled "*Compensation Discussion and Analysis—Severance Plan*" for additional information.

(3) The market value of unvested RSUs reported in this column is calculated by multiplying the number of RSUs by the closing market price of our common stock on the NYSE on December 31, 2025, the last trading day of the year, which was $44.87 per share.

(4) The market value of unvested PSUs reported in this column is calculated by multiplying the number of unvested shares underlying the PSU award by the closing market price of our common stock on the NYSE on December 31, 2025, the last trading day of the year, which was $44.87 per share. As required by Instruction 3 to Item 402(f)(2) of Regulation S-K, the number of shares reported as underlying a PSU award is calculated based on threshold achievement.

(5) The reported securities are RSUs that vest in full on the second anniversary of the grant date, subject to continued service with us.

(6) The reported securities are PSUs that vest in full within 60 days after December 31, 2027, subject to continued service with us and satisfaction of the applicable performance condition.

(7) The reported securities are RSUs that vest ratably in 10 approximately equal quarterly installments on March 10, 2026 and each quarterly anniversary thereof, subject to continued service with us.

(8) The reported securities are RSUs, granted while he was a non-employee director, that vest in full on the date of the Annual Meeting.

(9) The reported securities are RSUs that vest in full on September 10, 2027, subject to continued service with us.

(10) The reported securities are RSUs, of which one-quarter vest on December 10, 2026, with the remaining RSUs vesting ratably in 12 approximately equal quarterly installments thereafter on March 10, 2027 and each quarterly anniversary thereof, subject to continued service with us.

(11) The reported securities are RSUs that vest in full on December 10, 2027, subject to continued service with us.

2025 Option Exercises and Stock Vested

The following table provides information, on an aggregate basis, regarding the stock options exercised by our NEOs in 2025 and the vesting during 2025 of RSUs and PSUs previously granted to our NEOs.

| Name | Option Awards | | Stock Awards | |
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Niccolo M. de Masi	—	$ —	104,277	$ 4,776,237
Inder M. Singh	70,480	$ 2,184,608	53,836	$ 2,403,153
Paul T. Dacier	—	$ —	18,199	$ 869,279
Dean P. Acosta	—	$ —	—	$ —
Scott F. Millard	—	$ —	42,771	$ 2,209,978
Peter H. Chapman	8,803,845	$ 326,245,669	254,729	$ 9,740,061
Thomas G. Kramer	2,245,526	$ 99,652,422	493,932	$ 24,503,076

Potential Payments Upon Termination or Change in Control

Separation Arrangements with Departed NEOs

Peter H. Chapman

Mr. Chapman served as Executive Chairman, Chief Executive Officer and President until February 26, 2025, and as Executive Chairman until August 1, 2025, when he was released. In connection with his departure, Mr. Chapman entered into a customary release agreement with the Company and received the benefits to which he was entitled under our Executive Severance Plan and his PSU award agreement as described below. Additionally, Mr. Chapman was entitled to receive the second tranche of his 2024 special cash bonus award despite not remaining employed through December 31, 2025, as provided for in the applicable bonus agreement and described in the CD&A accompanying our Proxy Statement filed with the SEC on April 28, 2025.

Thomas G. Kramer

Mr. Kramer served as CFO until September 4, 2025, when he was released. In connection with his departure, Mr. Kramer entered into a customary release agreement with the Company and received the benefits to which he was entitled under our Executive Severance Plan and his PSU award agreement as described below, including accelerated vesting of (i) all RSUs, (ii) certain unvested stock options and (iii) certain PSUs, in the case of clause (iii), based on target performance, prorated for the portion of the performance period during which he served, with any unvested stock options and PSUs forfeited for no consideration.

Severance Arrangements

Each of our currently serving NEOs is eligible (and each of our departed NEOs at the time of his service was eligible) to receive severance benefits under the terms of the IonQ, Inc. Executive Severance Plan. The Executive Severance Plan provides for severance benefits upon a "covered termination," as described below.

Upon a covered termination that occurs during the one year period beginning on the date of a change in control, as defined in our Executive Severance Plan, participants are entitled to (i) a payment equal to the participant's (x) base salary for a period of months (18 months for Mr. de Masi and 12 months for all other NEOs) *plus* (y) the target annual bonus prorated for the number of days employed in the year of termination as a fraction of 365, less applicable tax withholdings; (ii) a payment equal to the participant's target annual bonus less applicable tax withholdings; (iii) payment of continued group health benefits; and (iv) full accelerated vesting of all outstanding equity awards subject to time-based vesting. Any acceleration of performance awards is governed by the applicable award agreement, as described below. The cash payments described in clauses (i) and (ii) are to be paid in equal installments on our regular payroll schedule or in a lump sum, as we determine, and in compliance with Section 409A of the Code.

Upon a covered termination not described in the preceding paragraph, each participant will be entitled to (i) a payment equal to the participant's (x) base salary for a period of months (18 months for Mr. de Masi, 12 months for Mr. Chapman and nine months for all other NEOs) *plus* (y) the target annual bonus prorated for the number of days employed in the year of termination as a fraction of 365, less applicable tax withholdings; (ii) a payment equal to the participant's target annual bonus less applicable tax withholdings, (iii) payment of continued group health benefits for a period of time matching the applicable severance term and (iv) full accelerated vesting of all outstanding equity awards subject to time-based vesting. Any acceleration of performance awards is governed by the applicable award agreement, as described below. The cash payments described in clause (i) are to be paid in equal installments on our regular payroll schedule or in a lump sum, as we determine, and in compliance with Section 409A of the Code.

All severance benefits under the Executive Severance Plan are subject to certain rights to advance notice prior to termination and the participant's execution of an effective release of claims in favor of us and compliance with the terms of any confidential information, proprietary information and inventions agreement and any other agreement between the participant and us. For purposes of the Executive Severance Plan, a "covered termination" is a termination of employment by us without "cause," as defined in the Executive Severance Plan, or as a result of the participant's resignation for "good reason," as defined in the Executive Severance Plan, in either case, not as a result of death or disability.

Our 2025 PSUs and 2026 PSUs provide, (i) in the case that, during the 15-month period beginning on the date that is three months before the consummation of a change in control, as defined in the award agreement, the acquiror does not assume the PSUs or the holder dies, becomes disabled, is terminated without cause or resigns for good reason, each term as defined in the award agreement, for immediate acceleration of the PSU award with performance deemed satisfied at the greater of target or at the Compensation Committee's assessment of projected achievement, (ii) if the holder dies or becomes disabled other than in circumstances covered by clause (i), for immediate acceleration of the PSU award with performance deemed satisfied at target, if the triggering event occurs during the first year of the performance period, and at the Compensation Committee's assessment of projected achievement otherwise, and (iii) if the holder is terminated without cause or resigns for good reason other than in circumstances covered by clause (i), for immediate acceleration of a prorated portion of the PSU award based on the portion of the performance period during which the holder served, with performance deemed satisfied at target, if the triggering event occurs during the first year of the performance period, and at the Compensation Committee's assessment of projected achievement otherwise.

Our PSU awards granted prior to 2025, including the PSUs held by each of Messrs. Chapman and Kramer upon their departure, provided, (i) in the case that, during the 12-month period beginning on the consummation of a change in control, as defined in the award agreement, (x) the holder is terminated without cause or resigns for good reason, each term as defined in the award agreement, for immediate acceleration of a prorated portion of the PSU award based on the portion of the performance period during which the holder served, with performance deemed satisfied at the greater of target or at the Compensation Committee's assessment of projected achievement, or (y) the acquiror does not assume the PSU, for immediate acceleration of the PSU award with performance deemed satisfied at the Compensation Committee's assessment of projected achievement, (ii) if the holder dies or becomes disabled, for the PSUs to remain outstanding notwithstanding the holder's cessation of service and for the holder to receive the shares in settlement of the PSUs at the time that they would ordinarily be certified and settled, and (iii) if the holder is terminated without cause or resigns for good reason other than in circumstances covered by clause (i), for immediate acceleration of a prorated portion of the PSU award based on the portion of the performance period during which the holder served, with performance deemed satisfied at target, if the triggering event occurs during the first three years of the performance period, and at the Compensation Committee's assessment of projected achievement otherwise.

In the third quarter of 2025, Messrs. Chapman and Kramer were released. In connection with their departures, each of them entered into a customary release agreement with the Company and received the benefits to which he was entitled under our Executive Severance Plan, other than that Mr. Kramer agreed to forfeit 12,216 stock options with an exercise price of $2.39 to accelerated vesting of which he would otherwise have been entitled. Additionally, Mr. Chapman received the second tranche of his cash bonus award notwithstanding that his departure prevented him from continuing to serve until December 31, 2025, as provided in the applicable bonus agreement and described in the Compensation Discussion and Analysis accompanying our Proxy Statement filed with the SEC on April 28, 2025.

The following table provides information concerning the estimated payments and benefits that would be provided in the circumstances described above for each of the NEOs serving as of the end of 2025 under our employment arrangements in effect at that time. Payments and benefits are estimated assuming that the triggering event took place on the last trading day of 2025 (December 31, 2025) and the price per share of our common stock is the closing price of our common stock on that date of $44.87. There can be no assurances that a triggering event would produce the same or similar results as those estimated below if it were to occur on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different. Messrs. Chapman and Kramer are not included in this table because they were released during 2025, and their actual separation benefits are described above.

Name	Potential Payments Upon: Change in Control[1]	Qualifying CIC Termination[2]	Qualifying Non-CIC Termination[3]	Post-CIC Death or Disability[4]	Non-CIC Death or Disability[5]
Niccolo M. de Masi					
Cash[6]	$ —	$ 2,601,705	$ 2,601,705	$ —	$ —
Acceleration of Equity Vesting[7]	$ —	$ 132,714,467	$ 63,664,697	$ 80,954,903	$ 40,477,451
Continued Health Coverage[8]	$ —	$ —	$ —	$ —	$ —
Total Benefits	$ —	$ 135,316,172	$ 66,266,402	$ 80,954,903	$ 40,477,451
Inder M. Singh					
Cash[6]	$ —	$ 1,160,985	$ 1,035,985	$ —	$ —
Acceleration of Equity Vesting[7]	$ 247,368	$ 58,136,174	$ 21,907,718	$ 38,359,542	$ 19,179,771
Continued Health Coverage[8]	$ —	$ 20,558	$ 15,419	$ —	$ —
Total Benefits	$ 247,368	$ 59,317,717	$ 22,959,122	$ 38,359,542	$ 19,179,771
Paul T. Dacier					
Cash[6]	$ —	$ 1,154,688	$ 1,017,188	$ —	$ —
Acceleration of Equity Vesting[7]	$ —	$ 30,714,996	$ 7,511,858	$ 25,392,112	$ 12,696,056
Continued Health Coverage[8]	$ —	$ 23,813	$ 17,860	$ —	$ —
Total Benefits	$ —	$ 31,893,497	$ 8,546,906	$ 25,392,112	$ 12,696,056
Dean P. Acosta					
Cash[6]	$ —	$ 870,739	$ 745,739	$ —	$ —
Acceleration of Equity Vesting[7]	$ —	$ 10,555,353	$ 10,555,353	$ —	$ —
Continued Health Coverage[8]	$ —	$ 8,319	$ 6,239	$ —	$ —
Total Benefits	$ —	$ 11,434,411	$ 11,307,331	$ —	$ —
Scott F. Millard					
Cash[6]	$ —	$ 1,052,083	$ 927,083	$ —	$ —
Acceleration of Equity Vesting[7]	$ —	$ 11,929,004	$ 3,736,000	$ 8,520,723	$ 4,260,362
Continued Health Coverage[8]	$ —	$ 27,960	$ 20,970	$ —	$ —
Total Benefits	$ —	$ 13,009,047	$ 4,684,053	$ 8,520,723	$ 4,260,362

(1) The RSU award provided to Mr. Singh in connection with his service on the Board accelerates in connection with a change in control. Certain other equity awards of the Company accelerate in connection with a change in control if they are not assumed by the acquiror; those awards are not reported in this column.

(2) The amounts reported in this column are amounts payable under our Executive Severance Plan, and pursuant to the applicable PSU award agreements, in connection with a covered termination that occurs during the one year period beginning on the date of a change in control, as described above. If such a termination happens during the three months prior to a change in control, the executive would receive the acceleration of equity benefit set forth under this column, but the cash and continued health coverage benefits set forth under the Qualifying Non-CIC Termination column.

(3) The amounts reported in this column are amounts payable under our Executive Severance Plan in connection with a covered termination other than a Qualifying CIC Termination, as described above.

(4) The amounts reported in this column are amounts payable pursuant to the applicable PSU award agreement in connection with a death or disability occurring during the period beginning three months prior to, and ending 12 months after, the consummation of a change in control, as described above.

(5) The amounts reported in this column are amounts payable pursuant to the applicable PSU award agreement in connection with a death or disability not occurring in the circumstances referred to in footnote (4).

(6) The amounts reported in this row are cash payments pursuant to the Executive Severance Plan, as described above.

(7) The amounts reported in this row reflect the aggregate value of our equity awards accelerated under the Executive Severance Plan and the applicable PSU award agreements in the circumstances referenced. For unvested RSUs that are to be accelerated, the aggregate value is determined by multiplying the number of such RSUs as of December 31, 2025 by $44.87, the closing price of our common stock on the last trading day of 2025 (December 31, 2025). For unvested PSUs that are to be accelerated, the aggregate value is determined, (i) in the case of a Qualifying CIC Termination or a Post-CIC Death or Disability, by multiplying the number of such PSUs by $44.87 and then by the greater of target or our best estimate of the applicable performance level for such PSUs as of December 31, 2025, (ii) in the case of a Qualifying Non-CIC Termination, by multiplying the number of such PSUs by $44.87 after applying the applicable pro-rating mechanism set forth under the applicable equity award agreements as described above, and (iii) in the case of a Non-CIC Death or Disability, by multiplying the number of such PSUs by $44.87.

(8) The amounts reported in this row reflect the estimated cost of continuing health insurance coverage payable pursuant to the Executive Severance Plan, as described above.

CEO Pay Ratio

The information in this section has been prepared in accordance with Item 402 of Regulation S-K, and does not necessarily reflect the economic benefit actually earned, received or realized by our CEO or the method by which we make compensation determinations. For further information on our executive compensation program and the decision-making process in determining and approving CEO compensation, see the section above titled "*Compensation Discussion and Analysis*."

During 2025, we had two principal executive officers, Messrs. de Masi and Chapman. As permitted by SEC rules, we calculated the annual total compensation for our principal executive officer by annualizing the compensation reported in the Summary Compensation Table for Mr. de Masi, our principal executive officer as of December 31, 2025.

Based on this calculation, the 2025 annual total compensation of our CEO was $90,085,395. The 2025 annual total compensation of our median compensated employee was $414,477, and the ratio of these amounts was 217 to 1.

As permitted by paragraph 2 of Instruction 7 to Item 402(u) of Regulation S-K, we have omitted those of our employees who became employees as a result of our acquisition during 2025 of the following businesses: id Quantique SA, Capella Space Corp., Oxford Ionics Limited and Vector Atomics, Inc. As a result, we have excluded approximately 575 employees pursuant to this provision.

Of our remaining employees at December 31, 2025, less than five percent of the aggregate number were located outside of the United States. Therefore, we excluded employees located in all other countries in determining our median compensated employee, comprising at December 31, 2025 approximately 12 in Canada, 11 in Switzerland, two in Sweden and one in Israel. The total number of our U.S. and non-U.S. employees as of December 31, 2025 (after excluding employees from newly-acquired businesses as described above), irrespective of the exemptions referred to in Item 402(u)(4)(2)(B), was 551, and the total number of our U.S. and non-U.S. employees used for our calculation as explained in this paragraph was 525.

To identify our median compensated employee (other than Mr. de Masi), as our consistently-applied compensation measure, we used annual gross wages from our payroll records for 2025, which we annualized in the case of all permanent employees who were employed for less than the full year. For any employee located outside of the United States, we converted wages paid in foreign currency to U.S. dollars based on the exchange rate announced by the Board of Governors of the Federal Reserve System on December 31, 2025, the last business day of that year. We did not make a cost of living adjustment in identifying our median employee. We also excluded employees who had no compensation in 2025 (for example, employees on leave who received no wages). We then selected the median employee from this list, after excluding Mr. de Masi, and calculated annual total compensation of the median employee.

The pay ratio disclosed above is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described above. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their pay ratios.

2025 DIRECTOR COMPENSATION

Non-Employee Director Compensation Policy

Directors who are employees of or consultants to the Company, or Affiliated Directors, are not entitled to compensation for service on the Board. Directors who are not Affiliated Directors, which we refer to as Eligible Directors, are entitled to compensation under our Non-Employee Director Compensation Policy, which was adopted by our Board. The program is periodically reviewed and revised by the Compensation Committee, which makes recommendations for Board approval based on market practice information provided by Meridian, its independent compensation consultant, to ensure continued alignment with our goals and stockholder interests. Under the current policy, Eligible Directors receive the compensation set forth in the table below. We also reimburse each of our directors for their travel expenses incurred in connection with their attendance at meetings of the Board and committees.

Element of Compensation[1]	Annual Cash Amount[2]		Annual RSU Award Amount[3]	
Base Retainer	$	150,000	$	275,000
Lead Director Retainer	$	75,000	$	—
Audit Committee Chair Retainer	$	35,000	$	—
Compensation / Strategy Committee Chair Retainer	$	27,500	$	—
Nominating Committee Chair Retainer	$	22,500	$	—
Audit Committee Member Retainer	$	10,000	$	—
Other Committee Member Retainer	$	7,500	$	—

(1) Amounts shown are as of December 31, 2025. Effective July 1, 2025, the Board, at the recommendation of the Compensation Committee, (i) increased the cash portion of the base retainer from $50,000 to $147,500, (ii) increased the Audit Committee member retainer from $8,000 to $10,000, (iii) increased the Compensation Committee member retainer from $6,000 to $7,500 and (iv) increased the Nominating Committee member retainer from $4,000 to $7,500. As a result of the establishment of the Strategy Committee, the Board, at the recommendation of the Compensation Committee based on an updated peer group, adopted the Strategy Committee retainers shown above. Finally, effective December 29, 2025, the Board, at the recommendation of the Compensation Committee, (i) increased the cash portion of the base retainer from $147,500 to $150,000, (ii) increased the equity portion of the base retainer from $220,000 to $275,000, (iii) increased the Lead Director retainer from $20,000 to $75,000 and (iv) increased each of the committee chair retainers by $5,000.

(2) Annual cash retainers are payable in arrears in quarterly installments and are generally subject to proration for partial quarters of service. Each Eligible Director may elect to receive fully vested RSU awards in lieu of cash retainers.

(3) All Eligible Directors are entitled to an annual grant of RSUs upon election. If the director's initial election is not at an annual meeting of stockholders, then the first annual grant will be prorated based on the number of days to be served by the director during the one-year period following the last annual meeting. All annual RSU grants vest in full on the earlier of (i) the date of the following year's annual meeting (or the date immediately before the meeting if the director's service ends at the meeting) or (ii) the one-year anniversary of the date of grant (or, if the grant was upon an initial election not occurring at an annual meeting, then the one-year anniversary of the most recent annual meeting), subject in all cases to continued service to the Company through such vesting date. In the event of a change in control, any unvested portion would fully vest. The number of shares subject to each RSU award is determined by dividing the total RSU award value by the average closing price of our common stock over the 22 trading days ending the business day before the date of grant.

Compensation for Affiliated Directors

As NEOs, the compensation received by Messrs. de Masi, Chapman and Singh is shown above in the section titled "*Executive Compensation—Summary Compensation Table*."

During 2025, among the members of the Board who are not NEOs were two Affiliated Directors, Messrs. Cardillo and Raymond.

On September 10, 2025, Mr. Cardillo was appointed Executive Chair of IonQ Federal and, as an employee of the Company, ceased to receive compensation under our Non-Employee Director Compensation Policy. The Board authorized compensation for Mr. Cardillo for service in this position consisting of a base salary of $400,000, a bonus opportunity of 50% of base salary, a signing bonus of $200,000, an RSU award vesting over four years with a grant-date fair value of

$2,000,000 and a PSU award with a performance period from 2025 through 2027 with respect to an aggregate target number of shares equal to $4,000,000. The Board also authorized an equity make-whole award of RSUs with a grant-date fair value of $1,400,000, vesting on the second anniversary of his start date, in respect of his forfeiture of contingent compensation from his prior service recipient.

On November 17, 2025, Mr. Raymond was appointed a Special Advisor to the Company and, as a consultant to the Company, ceased to receive compensation under our Non-Employee Director Compensation Policy. For his service as a Special Advisor, Mr. Raymond received an RSU award vesting over four years with a grant-date fair value of $4,000,000 and commitment to an award of 2026 PSUs with respect to an aggregate target number of shares equal to $4,000,000, and is entitled to a cash retainer of $425,000, payable quarterly in arrears.

2025 Compensation Adjustments

Non-employee director compensation was reviewed when the peer group was updated for executive compensation in 2025 to recognize the rapid growth in our revenue and market capitalization. Objectives were to position compensation in the top group of peers to attract and retain the highest-quality Board in an intensively competitive market segment, particularly considering the time commitment required given our strategic re-alignment, with emphasis on equity compensation for shareholder alignment.

Non-NEO Director Compensation Table

The following table sets forth information regarding the compensation awarded to or earned for service on the Board by our Eligible Directors during 2025.

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	All Other Compensation[2] ($)	Total ($)
Kathryn K. Chou	133,968	218,480	—	352,448
Robert T. Cardillo	54,647	218,480	11,823,085	12,096,212
Jim Frankola	56,936	179,830	—	236,766
John W. Raymond	21,243	212,664	4,051,993	4,285,900
William J. Teuber, Jr.	62,412	179,830	—	242,241
Gabrielle B. Toledano[3]	115,849	427,927	—	543,776
William F. Scannell[4]	67,171	218,480	—	285,651
Wendy K. Thomas[5]	27,541	—	—	27,541
Harry L. You[6]	14,933	—	—	14,933

(1) Reflects the grant date fair value of RSU awards granted to Eligible Directors calculated by multiplying the closing market price of our common stock on the applicable grant date by the number of RSUs awarded. As of December 31, 2025, our then-serving directors (other than Mr. de Masi, about whose equity awards more information is available earlier in this Proxy Statement) held the following number of outstanding equity awards:

Name	Option Awards Outstanding (#)	Stock Awards Outstanding (#)[a]
Kathryn K. Chou	34,760	5,513
Robert T. Cardillo	26,320	141,027
Jim Frankola	—	4,413
John W. Raymond	—	81,532
William J. Teuber, Jr.	—	4,413
Gabrielle B. Toledano	—	9,209

(a) The amount reported for Mr. Cardillo includes 95,427 RSUs and 91,199 PSUs granted to him in his capacity as an employee. The number of shares reported as underlying the PSU award is calculated based on achievement of the threshold performance goal, i.e., 45,600 shares. The amount reported for Mr. Raymond includes equity awards granted to him in his capacity as a consultant.

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(2) The amounts reported in this column represent the aggregate amounts paid to Messrs. Cardillo and Raymond in their capacities as employee and consultant, respectively, and not for their service on the Board. This includes the grant-date fair value of equity awards, reported as the grant-date fair value of any RSUs or PSUs granted, as computed in accordance with FASB ASC 718, without taking into account any estimated forfeitures related to service-vesting conditions. For PSUs, the grant-date fair value reported is based on the probable outcome of the performance condition as of the grant date.

(3) On July 23, 2025, at the recommendation of the Compensation Committee, the Board awarded Ms. Toledano a "make whole" RSU award with a grant-date fair value of $160,000, with one-third of the RSUs vesting on each of the first three anniversaries of Ms. Toledano's election to the Board. In arriving at this determination, the Compensation Committee and the Board considered that Ms. Toledano had joined the Board shortly after a reduction from $400,000 to $220,000 in the value of sign-on equity grants to new directors and accordingly determined that a "make whole" award to Ms. Toledano would be appropriate. Ms. Toledano did not attend or otherwise participate in the portions of the meetings of the Compensation Committee or the Board at which this matter was discussed.

(4) Mr. Scannell resigned from the Board on October 1, 2025.

(5) Ms. Thomas retired from the Board on June 17, 2025.

(6) Mr. You resigned from the Board on February 26, 2025.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes our equity compensation plan information as of December 31, 2025.

We have three equity compensation plans that have been approved by our stockholders: the 2021 Plan, the 2021 Employee Stock Purchase Plan, or ESPP, and the 2015 Equity Incentive Plan, or 2015 Plan. Following the adoption of the 2021 Plan, no additional equity awards have been or will be granted under the 2015 Plan.

On May 30, 2025, we assumed outstanding equity awards granted under the Lightsynq Technologies Inc. 2024 Equity Incentive Plan, or the Lightsynq Plan, and under other equity compensation plans or agreements that we assumed in connection with our acquisition of Lightsynq Technologies, Inc. The Lightsynq Plan has not been approved by our stockholders. Following our assumption of the Lightsynq Plan, no additional equity awards have been or will be granted thereunder.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders			
2015 Equity Incentive Plan	959,058	$ 0.66	—
2021 Equity Incentive Plan[1]	21,213,395	$ 11.17	26,896,222
2021 Employee Stock Purchase Plan[2]	—	$ —	5,354,000
Equity compensation plans not approved by securityholders[3]	1,123,753	$ 0.52	—
Total	23,296,206		32,250,222

(1) The number of shares of common stock reserved for issuance under the 2021 Plan automatically increases on January 1 of each year, beginning on January 1, 2022 and continuing through and including January 1, 2031, in an amount equal to (i) 5% of the fully-diluted shares of common stock on December 31 of the preceding year or (ii) a lesser number of shares determined by the Board before the date of the increase (which may be zero). Under this provision, the number of shares available under the 2021 Plan increased by 25,069,103 shares effective January 1, 2026.

(2) The number of shares of common stock reserved for issuance under the ESPP automatically increases on January 1 of each year, beginning on January 1, 2022 and continuing through and including January 1, 2031, by the lesser of (i) 1% of the fully-diluted shares of common stock on December 31 of the preceding year, (ii) two times the initial share reserve or (iii) such lesser number of shares of common stock as determined by the Board (which may be zero). Under this provision, the number of shares available under the ESPP increased by 5,067,361 shares effective January 1, 2026.

(3) Constitutes an equity compensation plan that was assumed by us in connection with our acquisition of Lightsynq Technologies Inc. that originally granted certain awards.

LIMITATION OF LIABILITY AND INDEMNIFICATION

Our Certificate of Incorporation and Bylaws provide that we will indemnify our directors and executive officers, and may indemnify our other officers, employees and other agents, to the fullest extent permitted by Delaware law or any other applicable law. Delaware law prohibits our Certificate of Incorporation from limiting the liability of our directors for the following:

- Any breach of the director's duty of loyalty to us or to our stockholders;

- Acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

- Unlawful payment of dividends or unlawful stock repurchases or redemptions; and

- Any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our Certificate of Incorporation does not eliminate a director's duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our Bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required by our Certificate of Incorporation and Bylaws, we have entered, and intend to continue to enter, into an indemnification agreement with each member of our Board, each of our executive officers and certain key employees. These agreements provide for the indemnification of our directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of us, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by us or in our right or any of our subsidiaries, no indemnification will be provided for any claim where the indemnified party is prohibited from receiving indemnification by law. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Moreover, a stockholder's investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

PAY VERSUS PERFORMANCE

The following tables and related disclosures have been prepared in accordance with Item 402(v) of Regulation S-K, and do not necessarily reflect the economic benefit actually earned, received or realized by our NEOs, the method by which the Compensation Committee makes compensation determinations or how the Compensation Committee views the link between the Company's performance and compensation for NEOs. For example, a significant portion of "compensation actually paid," or CAP, relates to changes in fair value of unvested awards over the course of each year, and the ultimate value realized by NEOs from unvested equity awards is not determined until the awards vest. We are providing the following information about the relationship between CAP to our principal executive officers, or PEOs (Peter Chapman from October 2021 through February 2025 and Niccolo de Masi from February 2025 to the present), and our other non-PEO NEOs, and certain financial performance of the Company. We refer to the Summary Compensation Table as the SCT. For further information on our executive compensation program and the Compensation Committee's decision-making process in determining and approving our NEOs' compensation, see the section above titled "*Compensation Discussion and Analysis*."

| Year | SCT Total for Chapman | SCT Total for de Masi | CAP of Chapman[1] | CAP of de Masi[1] | Average SCT Total for Non-PEO NEOs[2] | Average CAP to Non-PEO NEOs[1] | Value of Initial Fixed $100 Investment Based On: | | Net Loss[4] (in millions) | Revenue[5] (in millions) |
							TSR[3]	Peer Group TSR[3]		
2025	$ 12,320,443	$ 89,581,725	$ 1,926,836	$ 134,178,807	$ 24,582,234	$ 16,612,114	$ 487.72	$ 213.36	$ (510)	$ 130
2024	$ 22,675,566	N/A	$ 34,141,280	N/A	$ 956,619	$ 44,033,560	$ 454.02	$ 165.92	$ (332)	$ 43
2023	$ 1,338,675	N/A	$ 27,789,873	N/A	$ 7,703,267	$ 17,333,958	$ 134.67	$ 121.68	$ (158)	$ 22
2022	$ 8,482,288	N/A	$ (41,018,462)	N/A	$ 5,911,916	$ 3,280,217	$ 37.50	$ 73.09	$ (49)	$ 11
2021	$ 364,500	N/A	$ 24,903,634	N/A	$ 10,252,472	$ 25,618,719	$ 181.52	$ 113.81	$ (106)	$ 2

(1) Derived by adjusting the applicable executive's SCT compensation as shown in the table below computed in accordance with FASB ASC 718 as of the end of the respective year, other than fair values of equity awards that vest in the covered year, which are valued as of the applicable vesting date. Amounts shown for non-PEO NEOs are presented on an averaged basis. The dollar amounts reported in these columns do not reflect the actual amount of compensation earned by or paid to our NEOs during the applicable year.

Year	Category	SCT Total	Deduct SCT Equity Awards	Add Year End Value of Unvested Awards Granted In-Year	Add Change in Value of Unvested Awards Granted in Prior Years	Add Value of Awards Granted and Vested In-Year	Add Change in Value of Vested Awards Granted in Prior Years	Deduct Value of Awards Forfeited In-Year	Compensation "Actually Paid"
2025	Chapman	$ 12,320,443	$ —	$ —	$ —	$ —	$ (6,056,691)	$ (4,336,916)	$ 1,926,836
	de Masi	$ 89,581,725	$ (88,287,225)	$ 129,085,112	$ —	$ 3,863,520	$ (64,325)	$ —	$ 134,178,807
	Other NEOs	$ 24,582,234	$ (24,077,969)	$ 21,480,220	$ —	$ 1,133,637	$ (3,276,283)	$ (3,229,725)	$ 16,612,114
2024	Chapman	$ 22,675,566	$ (12,169,873)	$ 12,245,146	$ 12,606,407	$ —	$ (1,215,966)	$ —	$ 34,141,280
	Other NEOs	$ 956,619	$ (550,617)	$ 1,593,455	$ 43,651,323	$ 180,769	$ 1,121,499	$ (2,919,488)	$ 44,033,560
2023	Chapman	$ 1,338,675	$ (413,054)	$ 413,054	$ 11,881,105	$ —	$ 14,570,093	$ —	$ 27,789,873
	Other NEOs	$ 7,703,267	$ (7,069,086)	$ 6,093,040	$ 7,556,407	$ 74,498	$ 3,564,500	$ (588,668)	$ 17,333,958
2022	Chapman	$ 8,482,288	$ (7,718,738)	$ 3,036,544	$ (30,362,467)	$ 548,964	$ (15,005,053)	$ —	$ (41,018,462)
	Other NEOs	$ 5,911,916	$ (5,730,905)	$ 3,003,473	$ —	$ 95,733	$ —	$ —	$ 3,280,217
2021	Chapman	$ 364,500	$ —	$ —	$ 13,477,486	$ —	$ 11,061,648	$ —	$ 24,903,634
	Other NEOs	$ 10,252,472	$ (10,020,193)	$ 19,396,434	$ 1,634,038	$ 3,527,982	$ 827,986	$ —	$ 25,618,719

(2) The non-PEO NEOs are: (i) for 2025, Inder M. Singh, Paul T. Dacier, Dean P. Acosta, Scott F. Millard and Thomas G. Kramer; (ii) for 2024, Mr. Kramer, Rima Alameddine and Jungsang King; (iii) for 2023, Ms. Alameddine, Messrs. Kramer and Kim and Christopher Monroe; (iv) for 2022, Ms. Alameddine and Laurie Babinski; and (v) for 2021, Messrs. Kim and Kramer.

(3) Total Shareholder Return, or TSR, assumes $100 invested on October 1, 2021, including reinvestment of dividends. Our peer group is the Nasdaq Computer Index.

(4) Represents the net loss as reported in the Company's Annual Report on Form 10-K for the applicable year.

(5) While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that revenue is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not

otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to company performance.

Compensation Actually Paid and Cumulative TSR

The following chart reflects the relationship between (i) the CAP of our PEOs and the average CAP of our NEOs other than the PEOs, (ii) our cumulative total shareholder return, or TSR, and (iii) the cumulative TSR of our peer group, in each case for the applicable year (except for TSR metrics, which in the case of 2021 begin with our public listing). For purposes of these charts, the amount reported as CAP of our PEOs during 2025 reflects the aggregate of the CAP of both persons serving as PEO during the applicable year.



Compensation Actually Paid and Net Loss

The following chart reflects the relationship between (i) the CAP of our PEOs and the average CAP of our NEOs other than the PEOs and (ii) our net loss, in each case for the applicable year.



Compensation Actually Paid and Revenue

The following chart reflects the relationship between (i) the CAP of our PEOs and the average CAP of our NEOs other than the PEOs and (ii) our revenue, which is our Company-Selected Measure, in each case for the applicable year.



Set forth below is a tabular list of the financial performance measure the Compensation Committee used to link the CAP of our NEOs in 2025 to our performance. Because fewer than three financial performance measures were used to link the CAP of our NEOs in 2025 to our performance, we list fewer than three measures below pursuant to Item 402(v)(6)(ii) of Regulation S-K.

Financial Performance Measure
Revenue (Company Selected Measure)

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common stock as of March 31, 2026 by:

- Each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

- Each of our named executive officers;

- Each of our directors; and

- All of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated, to our knowledge, the persons or entities identified in the table have sole voting power and sole investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable.

We have based our calculation of the percentage of beneficial ownership on 373,171,320 shares of our common stock outstanding as of March 31, 2026. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of March 31, 2026, to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each person or entity listed in the table is c/o IonQ, Inc., 4505 Campus Drive, College Park, Maryland 20740.

	Shares Beneficially Owned	
Name of Beneficial Owner	Number	Percentage
Greater than 5% Stockholders:		
BlackRock, Inc.[1]	27,763,822	7.4%
Named Executive Officers and Directors:		
Niccolo M. de Masi[2]	178,681	*
Inder M. Singh[3]	33,094	*
Paul T. Dacier[4]	17,238	*
Dean P. Acosta[5]	1,239	*
Scott F. Millard[6]	23,781	*
Peter H. Chapman[7]	387,456	*
Thomas G. Kramer(8)	1,141,886	*
Kathryn K. Chou[9]	90,086	*
Robert T. Cardillo[10]	27,337	*
Jim Frankola	—	*
John W. Raymond[11]	7,662	*
William F. Scannell[12]	146,396	*
William J. Teuber, Jr.[13]	5,000	*
Gabrielle B. Toledano[14]	1,408	*
All directors and named executive officers as a group (14 persons)[15]	2,061,264	*

* Represents less than 1%.

(1) Based on the most recently available Schedule 13G/A filed with the SEC on January 21, 2026, BlackRock, Inc., or BlackRock, beneficially owned these shares as of December 31, 2025. Of these shares, BlackRock is reported to have held sole voting power with respect to 26,453,491 shares and sole dispositive power with respect to 27,763,822 shares. The Schedule 13G/A filed by BlackRock provides information as of December 31, 2025 and, consequentially, its beneficial ownership may have changed between then and March 31, 2026. The address for BlackRock is 50 Hudson Yards, New York, NY 10001.

(2) Consists of (i) 55,230 shares of common stock issuable pursuant to stock options held directly by Mr. de Masi exercisable within 60 days of March 31, 2026 and (ii) 123,451 shares of common stock held directly by Mr. de Masi.

(3) Consists of (i) 10,000 shares of common stock issuable pursuant to stock options held directly by Mr. Singh exercisable within 60 days of March 31, 2026 and (ii) 23,094 shares of common stock held directly by Mr. Singh.

(4) Consists of 17,238 shares of common stock held directly by Mr. Dacier.

(5) Consists of 1,239 shares of common stock held by Mr. Acosta.

(6) Consists of 23,781 shares of common stock held directly by Mr. Millard.

(7) Consists of 387,456 shares of common stock held directly by Mr. Chapman.

(8) Consists of 1,141,886 shares of common stock held directly by Mr. Kramer.

(9) Consists of (i) 34,760 shares of common stock issuable pursuant to stock options held directly by Ms. Chou exercisable within 60 days of March 31, 2026 and (ii) 55,326 shares of common stock held directly by Ms. Chou.

(10) Consists of (i) 6,273 shares of common stock issuable pursuant to options held directly by Mr. Cardillo exercisable within 60 days of March 31, 2026 and (ii) 21,064 shares of common stock held directly by Mr. Cardillo.

(11) Consists of 7,662 shares of common stock held directly by Mr. Raymond.

(12) Consists of (i) 17,546 shares of common stock issuable pursuant to stock options held directly by Mr. Scannell exercisable within 60 days of March 31, 2026 and (ii) 128,850 shares of common stock held directly by Mr. Scannell.

(13) Consists of 5,000 shares of common stock held directly by Mr. Teuber.

(14) Consists of 1,408 shares of common stock held directly by Ms. Toledano.

(15) Consists of 2,061,264 shares of common stock beneficially owned by our current directors and named executive officers, of which (i) 123,809 are shares of common stock issuable pursuant to stock options exercisable within 60 days of March 31, 2026 and 1,936,755 are shares of common stock held directly.

RELATED PERSON TRANSACTIONS

Other than compensation arrangements, including employment, advisory, termination of employment and change in control arrangements, with our directors and executive officers, the following is a description of each transaction since January 1, 2025 and each currently proposed transaction in which:

- We have been or are to be a participant;
- The amount involved exceeded or exceeds $120,000; and
- Any of our directors, executive officers or greater than 5% stockholders, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Indemnification Agreements

Our Certificate of Incorporation contains provisions limiting the liability of executive officers and directors, and our Bylaws provide that we will indemnify each of our officers and directors to the fullest extent permitted under Delaware law. Our Certificate of Incorporation and our Bylaws also provide the Board with discretion to indemnify certain other officers, employees and agents when determined appropriate by the Board.

We have entered into indemnification agreements with all of our directors and executive officers and certain other key employees. The indemnification agreements provide that we will indemnify each of our directors, executive officers and other key employees against any and all expenses incurred by such director, executive officer or other key employee because of his or her status as such, to the fullest extent permitted by Delaware law, our Certificate of Incorporation and our Bylaws. In addition, our Bylaws and indemnification agreements provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers and other key employees in connection with a legal proceeding involving his or her status as such.

Aircraft Lease and Services Agreements

During the third quarter of 2025, the Company entered into a Non-Exclusive Aircraft Dry Lease Agreement with Isalea Management II, LLC, which we refer to as Isalea and which is beneficially owned by Mr. de Masi, and an Aviation Services Agreement with Mr. de Masi and Brian Bridges Enterprises, Inc., which we refer to as BBEI. In the fourth quarter of 2025, these agreements were amended and restated to correct clerical errors. Pursuant to these arrangements, which the Audit Committee approved, the Company leases, on a non-exclusive basis, a Gulfstream G150 aircraft from Isalea, which it makes available to Mr. de Masi for business travel, and contracts with BBEI for aircraft management services, including the provision of flight crew. Under this arrangement, the Company pays Isalea a monthly rental fee and also covers variable costs associated with Mr. de Masi's business use of the aircraft, along with other customary costs. During 2025, the Company's payments under these arrangements to Isalea totaled $0.1 million and to BBEI totaled $0.5 million.

Policies and Procedures Regarding Transactions with Related Persons

We have adopted a written related person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of "related person transactions." For purposes of the policy only, a "related person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we or any of our subsidiaries are participants involving an amount that exceeds $120,000, in which any "related person" has a material interest.

Transactions involving compensation for services provided to us as an employee, consultant or director will not be considered related person transactions under this policy. A related person is any executive officer, director, nominee to become a director or a greater than 5% stockholder, including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

Under the policy, the related person in question or, in the case of transactions with a greater than 5% stockholder, an officer with knowledge of a proposed transaction must present information regarding the proposed related person transaction to the Audit Committee (or, where review by the Audit Committee would be inappropriate, to another independent body of the Board) for review. To identify related person transactions in advance, we rely on information supplied by our executive

officers, directors and certain significant stockholders. In considering related person transactions, the Audit Committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

- The risks, costs and benefits to us;

- The impact on a director's independence if the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

- The terms of the transaction;

- The availability of other sources for comparable services or products; and

- The terms available to or from, as the case may be, unrelated third parties.

The Audit Committee will approve only those transactions that it determines are fair to us and in our best interests.

OTHER MATTERS

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, officers and beneficial owners of more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based on a review of the copies of such reports filed on the SEC's Edgar system and written representations that no other reports were required, during 2025, no director, officer or greater than 10% stockholder failed to file on a timely basis any report required by Section 16(a), other than one Form 4 report, covering one transaction, that was filed late by Mr. Cardillo on September 25, 2025.

Stockholder Proposals or Director Nominations for Our 2027 Annual Meeting of Stockholders

If a stockholder would like us to consider including a proposal in our Proxy Statement for our 2027 Annual Meeting of Stockholders pursuant to Rule 14a-8 of the Exchange Act, then the proposal must be received by our Corporate Secretary at our principal executive offices on or before December 31, 2026. In addition, stockholder proposals must comply with the requirements of Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:


IonQ, Inc.
Attention: Corporate Secretary
4505 Campus Drive
College Park, Maryland 20740


Our bylaws also establish an advance notice procedure for stockholders who wish to present a proposal or nominate a director at an annual meeting of stockholders, but do not seek to include the proposal or director nominee in our Proxy Statement. In order to be properly brought before our 2027 Annual Meeting of Stockholders, the stockholder must provide timely written notice to our Corporate Secretary, at our principal executive offices, and any such proposal or nomination must constitute a proper matter for stockholder action. The written notice must contain the information specified in our bylaws. To be timely, a stockholder's written notice must be received by our Corporate Secretary at our principal executive offices:

- No earlier than 8:00 AM, Eastern time, on February 16, 2027, and

- No later than 5:00 PM, Eastern time, on March 18, 2027.

If we hold our 2027 Annual Meeting of Stockholders more than 30 days before or after the one-year anniversary of this year's Annual Meeting, then such written notice must be received by our Corporate Secretary at our principal executive offices:

- No earlier than 8:00 AM, Eastern time, on the 120th day prior to the day of our 2027 Annual Meeting of Stockholders, and

- No later than 5:00 PM, Eastern time, on the later of the 90th day before the day of the meeting or, if the first public announcement of the date of the meeting is less than 100 days before the date of the meeting, the 10th day after the day on which we first publicly announce the date of the meeting.

If a stockholder who has notified us of an intention to present a proposal at a meeting does not appear to present the proposal at the meeting, then we are not required to present the proposal for a vote at the meeting.

Availability of Bylaws

A copy of our bylaws, as most recently amended and restated in April 2025, may be obtained by accessing our filings on the SEC's website at *www.sec.gov*. You may also contact our Corporate Secretary at our principal executive offices for a copy of the relevant bylaws provisions regarding the requirements for making stockholder proposals and nominating director candidates.

Note to Investors Regarding Forward-Looking Statements

This Proxy Statement contains forward-looking statements. All statements contained in this Proxy Statement other than statements of historical fact are forward-looking statements, including statements regarding the Company's future competitive position as a quantum platform company, long-term value creation, future stockholder engagements, future technical or financial roadmap, practices related to granting certain equity awards, our leaders' ability to achieve certain results for the Company and the Company's ability to incentivize executive performance. In some cases, you can identify these statements by forward-looking words such as "pending," "look forward," "accelerate," "anticipate," "expect," "plan," "believe," "intend," "estimate," "target," "project," "could," "would," "may," "will," "forecast," "scaled to become," "position," "designed to," "incentivize," "potential" and other similar expressions. These statements are only predictions based on our expectations and projections about future events as of the date of this Proxy Statement and are subject to a number of risks, uncertainties and assumptions that may prove incorrect, any of which could cause actual results to differ materially from those expressed or implied by such statements, including, among others, those described under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can management assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement we make. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Except as otherwise required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information and Where to Find It

In connection with the proposed acquisition (the "Transaction") by the Company of SkyWater Technology, Inc. ("SkyWater"), the Company has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 (the "Registration Statement") that includes a prospectus with respect to the shares of Company common stock (the "Company Shares") to be issued in the Transaction and a proxy statement (the "Proxy Statement/Prospectus") for stockholders of SkyWater and SkyWater has filed with the SEC the proxy statement (the "Proxy Statement"). The definitive proxy statement has been mailed to stockholders of SkyWater. Each of the Company and SkyWater may also file with or furnish to the SEC other relevant documents regarding the Transaction. This presentation is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that the Company or SkyWater may file with the SEC or mail to SkyWater's stockholders in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND SKYWATER ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT, THE PROXY STATEMENT AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND THE PROXY STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO), BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE COMPANY, SKYWATER, THE TRANSACTION AND RELATED MATTERS.

The documents filed by the Company with the SEC also may be obtained free of charge at the Company's website at investors.ionq.com. The documents filed by SkyWater with the SEC also may be obtained free of charge at SkyWater's website at ir.skywatertechnology.com.

Participants in the Solicitation

The Company, SkyWater and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of SkyWater in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of the Company and SkyWater and other persons who may be deemed to be participants in the solicitation of stockholders of SkyWater in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus, which was filed with the SEC on March 31, 2026. Information about SkyWater's directors and executive officers is set forth in SkyWater's proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 8, 2025, SkyWater's Annual Report on Form 10-K for the year ended December 28, 2025 and any subsequent filings with the SEC. Information about certain of the Company's directors and executive officers is set forth in the Company's proxy statement for its 2025 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 28, 2025 and any subsequent filings with the SEC. Additional information regarding the direct and indirect interests of those persons and other persons who may be deemed participants in the Transaction may be obtained by reading the Proxy Statement/Prospectus regarding the Transaction. Free copies of these documents may be obtained as described above.

No Offer or Solicitation

This Proxy Statement is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

2025 Annual Report

Our financial statements for our fiscal year ended December 31, 2025 are included in our Annual Report, which we are making available to stockholders at the same time as this Proxy Statement. Our proxy materials and our Annual Report are posted on our website at investors.ionq.com and are available from the SEC at its website at *www.sec.gov*. **You may also obtain a copy of our annual report, free of charge, by sending a written request to IonQ, Inc., 4505 Campus Drive, College Park, Maryland 20740, Attention: Investor Relations.**

Information contained on, or that can be accessed through, our website is not intended to be incorporated by reference into this proxy statement, and references to our website address in this proxy statement are inactive textual references only.

<p style="text-align:center">***</p>

The Board does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the proxy will have discretion to vote the shares of our common stock they represent in accordance with their own judgment on such matters.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote as promptly as possible to ensure your vote is recorded.

THE BOARD OF DIRECTORS
College Park, Maryland
April 30, 2026

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